Exhibit 99.1

COGO GROUP, INC.
9th Floor, Tower C, Skyworth Building

High-Tech Industrial Park

Nanshan, Shenzhen 518057, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held November 18, 2013

To the Shareholders of Cogo Group, Inc.

Notice is hereby given that the annual general meeting of shareholders of Cogo Group, Inc. (the “Company”) will be held on November 18, 2013 at 10:00 a.m. Beijing time at our offices, 9th Floor, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. The phone numbers to listen to the annual general meeting are: for those in the United States, (866) 252-6350 or (210) 795-0518; for those in China, 400-810-4793, 10800-712-1428 or 10800-120-1428; and for those in Hong Kong, 3001-3878; for those outside of the United States, China or Hong Kong, +852- 3001-3878. The pass code for all participants is 5801001. Shareholders of record may only vote pursuant to the voting instructions set forth in the proxy statement and may not cast votes over the telephone. The meeting is called for the following purposes:

1.	To elect a board of five directors;

2.	To approve the sale and purchase agreement dated September 23, 2013 between the Company and Brilliant Group Global Limited (“Brilliant Group”), a company owned and controlled by Jeffrey Kang, the Company’s Chief Executive Officer, and the transactions contemplated therein related to the sale of the Company’s components business to Brilliant Group;

3.	To approve that the name of the Company be changed from Cogo Group, Inc. to "Viewtran Group, Inc."; and

4.	To ratify the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2013;

The close of business on October 18, 2013 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting. Our share transfer books will not be closed. A list of the shareholders entitled to vote at the meeting may be examined at our offices during the 10-day period preceding the meeting.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by our board of directors to sign, date and return the enclosed proxy card promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling our offices at +86 755-26743724. This proxy statement, a form of proxy and our most recent Annual Report are available to view online at the following internet address: http://www.cogo.com.cn/investorinfo.html.

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By Order of the Board of Directors,

/s/	Andy Liu
Andy Liu
Chief Financial Officer, Treasurer and Secretary

Dated: October 21, 2013

YOUR VOTE IS IMPORTANT. YOU ARE REQUESTED TO CAREFULLY READ THE PROXY STATEMENT. PLEASE COMPLETE, DATE, SIGN AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE.

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COGO GROUP, INC.
9th Floor, Tower C, Skyworth Building

High-Tech Industrial Park

Nanshan, Shenzhen 518057, People’s Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of Cogo Group, Inc. (the “Company,” “Cogo,” “we,” “us,” or “our”) for the annual meeting of shareholders to be held at the offices of the Company, 9th Floor, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, at 10:00 a.m. Beijing time, on November 18, 2013, and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of annual meeting of shareholders. The phone numbers to listen to the annual general meeting are: for those in the United States, (866) 252-6350 or (210) 795-0518; for those in China, 400-810-4793, 10800-712-1428 or 10800-120- 1428; and for those in Hong Kong, 3001-3878; for those outside of the United States, China or Hong Kong, +852-3001-3878. The pass code for all participants is 5801001. Shareholders of record may only vote pursuant to the voting instructions set forth below in the section entitled “Voting Procedures,” and may not cast votes over the telephone.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above address. Any proxy on which no direction is specified will be voted for each of the proposed matters.

The approximate date on which this proxy statement and the accompanying form of proxy will first be mailed or given to our shareholders is October 24, 2013.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend, you may vote by ballot at the meeting, thereby canceling any proxy previously given.

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VOTING SECURITIES

Only holders of our ordinary shares, $0.01 par value per share, of record at the close of business on October 18, 2013 (the “Record Date”) are entitled to vote at the annual general meeting. As of the close of business on the Record Date, there were outstanding and entitled to vote 29,297,434 ordinary shares. For purposes of voting at the annual general meeting, each share is entitled to one vote upon all matters to be acted upon at the annual general meeting. A minimum of two shareholders present in person or by proxy and entitled to cast a majority of votes shall constitute a quorum.

The affirmative vote of a majority of the votes cast at the annual general meeting is required for (i) the election of our directors and (ii) to ratify the appointment of KPMG, independent certified public accountants, as our independent auditors. A “for” vote by a “majority of votes cast” means that the number of shares voted “for” exceeds the number of shares voted “against.” The affirmative vote of two-thirds of the votes cast is needed to approve (i) the sale and purchase agreement dated September 23, 2013 (the “Purchase Agreement”) between the Company and Brilliant Group Global Limited (“Brilliant Group”), a company owned and controlled by Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, and the transactions contemplated therein related to the sale of the Company’s components business to Brilliant Group (the “Transaction”), and (ii) the change of the Company’s name from Cogo Group, Inc. to "Viewtran Group, Inc." A “for” vote by “two-thirds of the votes cast” means that two-thirds of the number of shares voted were voted “for” the proposal.

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. The proposal to elect our directors and the proposal to approve the Purchase Agreement and the Transaction are each considered a non-routine matter, while the proposal to ratify the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2013 is considered a routine matter. In tabulating the voting result for the particular proposals set forth above, abstentions and broker non-votes will have no effect on the proposals being voted upon, assuming that a quorum is obtained.

VOTING PROCEDURE

Record Holders

If you are a shareholder of record (i.e., you do not hold your shares through a broker) you may vote in person at the annual meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the annual general meeting, you may vote by proxy. If you received a printed copy of these proxy materials by mail, you may vote by proxy returning the enclosed proxy card, by telephone or vote by proxy on the Internet. The procedures for voting by proxy are as follows:

•	To vote by proxy on the Internet, go http://www.voteproxy.comto complete an electronic proxy card.

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•	By calling 1-800-776-9437

•	To vote by proxy using the enclosed proxy card (only if you received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you vote by proxy, your vote must be received by 11:59 p.m. Eastern Time on November 15, 2013 to be counted.

Street-Name Holders

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information as to the share ownership of (i) each person known by us to own beneficially more than five percent of our ordinary shares (ii) each of our directors, (iii) each of our executive officers, and (iv) our executive officers and directors as a group. Except as otherwise set forth below, the business address of each shareholder is c/o the Company, 9th Floor, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)		Percentage Ownership
Jeffrey Kang, Chief Executive Officer and Chairman of the Board	10,351,567	(2)(3)	34.80%
Yi Yuan, President	156,666		*
Andy Liu, Chief Financial Officer, Secretary and Director	-		0
Dr. Q.Y. Ma, Director	11,301	(4)	*
Dr. George Mao, Director	5,000		*
Dr. Nathan Zhang, Director	-		0
All executive officers and directors as a group (6 persons)	10,551,502		35.46%
Principal Shareholders
Nan Ji	9,721,524	(3)(5)	33.18%
Comtech Global Investment Ltd.	9,721,524	(3)(5)	33.18%
Chelsun Limited	4,797,405	(6)	16.37%
Ren Investment International Ltd.	2,290,028	(7)	7.82%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options held by that person that are currently exercisable or exercisable within 60 days of the Record Date are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 29,297,434 ordinary shares outstanding as of the Record Date.

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(2)	Consists of (a) 450,043 ordinary shares underlying options, (b) 180,000 ordinary shares and (c) 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd., over which Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power.

(3)	Mr. Jeffrey Kang owns a 29% interest and Ms. Nan Ji a 71% interest in Comtech Global Investment Ltd. The directors of Comtech Global Investment Ltd. are Mr. Jeffrey Kang and his brother, Mr. Yi Kang who does not have an economic interest in any shares of Comtech Global Investment Ltd.

(4)	Includes 5,000 ordinary shares underlying options.

(5)	Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power over the 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd.

(6)	Based on the Schedule 13G jointly filed by Chelsun Limited and Wei Shen on March 12, 2013, Chelsun Limited is located at Room 1318-20, 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong. Wei Shen has the sole power to vote and dispose of the shares of Chelsun Limited.

(8)	Shi Yang, the sole director of Ren Investment International Ltd., has sole voting and investment power over the shares owned by Ren Investment International Ltd. Mr. Yang, a Vice President of the Company, owns a 43% interest in Ren Investment International Ltd.

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DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about our directors and executive officers as of the Record Date.

Names *	Age	Position
Jeffrey Kang	43	Chief Executive Officer and Chairman of the Board
Yi Yuan	53	President
Andy Liiu	37	Chief Financial Officer, Treasurer, Secretary and Director
Dr. Q. Y. Ma (1)(2)(3)	56	Director
Dr. George Mao (1)(2)(3)	51	Director
Dr. Nathan Zhang (1)(2)(3)	48	Director

(1)	Member of Audit Committee

(2)	Member of Nominating and Governance Committee

(3)	Member of Compensation Committee

*	Information concerning nominees for our board of directors (Jeffrey Kang, Andy Liu, Dr. Q.Y. Ma, Dr. George Mao and Dr. Nathan Zhang) is included under Proposal No. 1 – Election of Directors.

Yi Yuan, President. Mr. Yuan has been the President of Cogo since May 8, 2008 and was the Chief Operating Officer from April 1, 2008 through May 8, 2008. Prior to joining Cogo, Mr. Yuan was the President of TCL Communication Technology from September 2005 to February 2008. Prior to joining TCL, he had been in various positions at Broadcom from March 2000 to August 2005, including the Chief Representative, General Manager and Director of Sales for Greater China and the Director of Asia business development. Prior to joining Broadcom, he was the global business manager at Texas Instruments where he pioneered China development. Mr. Yuan received a B.S. degree from Shanghai Jiao Tong University and obtained a M.S. degree in Electronic Engineering from Northern Illinois University.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

At the meeting, five directors will be elected by the shareholders to serve until the next annual meeting of shareholders or until their successors are elected and shall qualify. It is intended that the accompanying proxy will be voted for the election of Mr. Kang, Mr. Liu, Dr. Ma, Dr. Mao and Dr. Nathan Zhang as directors unless the proxy contains contrary instructions. We have no reason to believe that any of the nominees will not be a candidate or will be unable to serve. In the event that any of the nominees should become unable or unwilling to serve as a director, however, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

Set forth below are the respective five-year employment histories of the five nominees and the periods during which each has served as our director.

Jeffrey Kang, Chairman of the Board and Chief Executive Officer. Mr. Kang was a co-founder of Cogo and has served as our chief executive officer and chairman of the board since September 1999. Mr. Kang founded Shenzhen Matsunichi Electronics Co., Ltd. and Matsunichi Electronic (Hong Kong) Limited, a predecessor of the Company, in 1995, when Matsunichi commenced operations as a distributor for Matsushita. In 1999, Mr. Kang transferred all operations and assets of Matsunichi into our immediate predecessor. Prior to forming Matsunichi, Mr. Kang worked for Matsushita Electronics from June 1992 to July 1995 where he was responsible for selling components to the telecommunications industry within China. From 1998 to 1999, Mr. Kang was vice president of Shenzhen SME (Small and Medium Enterprises) Association, a non-profit association in Shenzhen. Mr. Kang earned a B.S. degree in Electrical Engineering from South China Technology University in Guangzhou, China.

Andy Liu, Chief Financial Officer, Treasurer, Secretary and Director. Mr. Liu has been Chief Financial Officer, Treasurer, Secretary and a director since September 23, 2012. Mr. Liu joined the Company as an Associate of Group Accounting in 2004. He was promoted several times since joining the Company and was named Vice President of Group Accounting in June 2012. Prior to joining the Company, Mr. Liu was Finance Manager at Shanghai Shengde TCL Electronics from August 2003 to April 2004 and Accounting Supervisor with Shenzhen Universe (Group) Co., Ltd. from December 1999 to August 2003. Mr. Liu was an auditor with Zhong Tian Qin (Shenzhen) Certified Public Accountants from January 1999 to December 1999. Mr. Liu holds a B.S. degree in International Accounting from Tianjin University of Finance and Economics and is a candidate for membership in the ACCA (Association of Chartered Certified Accountants).

Dr. Q.Y. Ma, Director. Dr. Ma has been a director since December 2004. Dr. Ma has been the managing director of Time Innovation Ventures, a venture capital firm, since 2000, and served as a professor at the University of Hong Kong from 1998 to 2000. Dr. Ma was an associate professor at Columbia University from 1994 to 2000. He has also served as a technology consultant to IBM, General Electric, TRW, Inc. and DuPont. Dr. Ma is a co-founder and advisor of Semiconductor Manufacturing International Corp., and has served as an adviser to the Ministry of Information Industry, Beijing Government, and a senior advisor to Zhangjiang Hi-Tech Park in Shanghai. Dr. Ma received his Ph.D. from Columbia University, and attended the Executive Program of Stanford University’s School of Business.

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Dr. George Mao, Director. Dr. Mao has been a director since January 2008. Dr. Mao is the co-founder and has been the general manager of RYHT Asset Management Inc. since 2005. Before co-founding RYHT, Dr. Mao was Vice General Manager of Franklin Templeton Sealand Fund Management Co. Ltd. from May 2003 to December 2004. Dr. Mao held management positions with Pin An Securities Company Inc. and China Eagle Securities Company overseeing IPOs from September 1999 through May 2003. Dr. Mao obtained an MBA degree and a PhD degree from the University of Western Ontario in Canada and an M.A. degree from the Chinese Academy of Sciences, Beijing. Dr. Mao sits on various boards, including Shenzhen Cao Technology Co., Ltd. which is listed on Shenzhen Stock Exchange and Beijing Zhong Biao Fang Yuan Technology Anti-counterfeiting Company.

Dr. Nathan Xin Zhang, Director. Dr. Zhang was elected to the board of directors on December 22, 2011. Dr. Zhang is the Managing Director of Sinocro Partners, a merchant bank specialized in investment and advisory services with a China focus, where he has worked since 2004. Dr. Zhang has advised many Chinese companies on capital raises and public offerings while at Sinocro Partners. Dr. Zhang founded Sinocro Medical in 2008, a medical device company specialized in product licensing, manufacturing and distribution in China, where he serves as CEO. Dr. Zhang is on the board of directors of Ziao Xing Mobile, a NYSE listed company, and Venturepharm Laboratories Limited, a company listed on the Hong Kong Stock Exchange. Dr. Zhang has served as a managing director at Delirium, a global consulting company in New York, Hong Kong and China and other Asian countries. Dr. Zhang also worked with KPMG and Credit Suisse First Boston in New York. Dr. Zhang received his M.D. from Tianjin Medical University, Ph.D. from University of Pennsylvania, and MBA from the University of Chicago with a concentration in Finance and Accounting.

There are no family relationships between any of the directors and executive offers.

Board Leadership Structure and Role in Risk Oversight

The board of directors believes that Mr. Kang’s service as both Chairman of the Board and Chief Executive Officer is in our best interests and the best interests of our shareholders. Mr. Kang possesses detailed and in-depth knowledge of the issues, opportunities and challenges we face in our business and is thus best positioned to develop agendas that ensure that the board of directors’ time and attention are focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances our ability to communicate its message and strategy clearly and consistently to our shareholders, employees, customers and suppliers.

The board of directors has not designated a lead independent director. Given the limited number of directors comprising the board of directors, the independent directors call and plan their executive sessions collaboratively and, between board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing a lead director might detract from rather than enhance performance of their responsibilities as directors.

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The board of directors receives regular reports from the Chief Executive Officer and members of senior management on operational, financial, legal and regulatory issues and risks. In addition, the audit committee of the board of directors is charged under its charter with oversight of financial risk, including our internal controls, and it receives regular reports from management, our internal auditors and our independent auditors. Whenever a committee of our board of directors receives a report involving risk identification, risk management or risk mitigation, the Chairman of the committee reports on that discussion, as appropriate, to the full board of directors during the next meeting of our board of directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

Our board of directors has an audit committee, a nominating and corporate governance committee, and a compensation committee, each established in 2005. Our board of directors has determined that Dr. Q.Y. Ma, Dr. George Mao and Dr. Nathan Zhang, the members of these committees during the 2012 fiscal year, are “independent” under the current independence standards of Rule 5605(a)(2) of the Listing Rules of The NASDAQ Stock Market, LLC and meet the criteria for independence set forth in Rule 10A(m)(3) under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). Our board of directors has also determined that these persons have no material relationships with us—either directly or as a partner, shareholder or officer of any entity—which could be inconsistent with a finding of their independence as members of our board of directors.

Audit Committee

The audit committee, consisting in 2012 of Dr. Ma, Dr. Mao and Dr. Zhang, oversees our financial reporting process on behalf of the board of directors. A copy of the audit committee’s charter is available on our website at http://www.cogo.com.cn/pdf/cogo_AC_Charter.pdf.  During 2012, the audit committee met eleven times and acted by written consent five times. The committee’s responsibilities include the following functions:

•	approving and retaining the independent auditors to conduct the annual audit of our books and records;
•	reviewing the proposed scope and results of the audit;
•	reviewing and pre-approve the independent auditors’ audit and non-audited services rendered;
•	approving the audit fees to be paid;
•	reviewing accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;
•	reviewing and approving transactions between us and our directors, officers and affiliates;
•	recognizing and preventing prohibited non-audit services; and
•	meeting separately and periodically with management and our internal auditor and independent auditors.

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Nominating and Corporate Governance Committee

The nominating and governance committee, consisting of Dr. Ma, Dr. Mao and Dr. Zhang in 2012, is responsible for identifying potential candidates to serve on our board and its committees.  A copy of the nominating and governance committee’s  charter is available on our website at http://www.cogo.com.cn/pdf/cogo_NCGC_Charter.pdf.  The nominating and corporate governance committee acted by written consent two times in 2012 and did not otherwise meet during 2012. The committee’s responsibilities include the following functions:

•	making recommendations to the board regarding the size and composition of the board of directors;
•	identifying and recommending to the board nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;
•	establishing procedures for the nomination process;
•	advising the board periodically with respect to corporate governance matters and practices, including periodically reviewing corporate governance guidelines to be adopted by the board of directors; and
•	establishing and administering a periodic assessment procedure relating to the performance of the board of directors as a whole and its individual members.

The nominating and corporate governance committee will consider director candidates recommended by security holders. Potential nominees to our board of directors are required to have such experience in business or financial matters as would make such nominee an asset to the board of directors and may, under certain circumstances, be required to be “independent”, as such term is defined under independence standards applicable to us. Security holders wishing to submit the name of a person as a potential nominee to the board of directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the committee at the following address: nominating and corporate governance committee of the board of directors, c/o Cogo Group, Inc., 9th Floor, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the committee, and/or any other method the committee deems appropriate, which may, but need not, include a questionnaire. The nominating and corporate governance committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The committee need not engage in an evaluation process unless (1) there is a vacancy on the board, (2) a director is not standing for re-election, or (3) the committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated any differently than any other potential nominee.

There are no differences in the manner in which the nominating and corporate governance committee evaluates nominees for director based on whether the nominee was recommended by a shareholder. Among other things, the nominating and corporate governance committee takes into account, when acting upon nominees, factors such as familiarity with the industry in which we operate, experience in working with China-based companies, the relevant expertise of its directors and director nominees, whether the director or nominee would be considered independent, the time that the director or nominee will be able to devote to Company matters, experience with U.S. public companies, language skills and other factors. “Diversity,” as such, is not a criterion that the committee considers. The nominating and corporate governance committee believes that it is appropriate to include representation of senior management on our board of directors.

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Compensation Committee

The compensation committee, consisting of Dr. Ma, Dr. Mao and Dr. Zhang in 2012, is responsible for making recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our share option plans. We do not have a charter for the compensation committee. The compensation committee acted by written consent two times in 2012 but did not otherwise meet. Its responsibilities include the following functions:

•	reviewing and recommending policy relating to the compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other senior officers; evaluating the performance of these officers in light of those goals and objectives; and setting compensation of these officers based on such evaluations;

•	administering our benefit plans and the issuance of share options and other awards under our share plans; and reviewing and establishing appropriate insurance coverage for our directors and executive officers;

•	recommending the type and amount of compensation to be paid or awarded to members of our board of directors, including consulting, retainer, meeting, committee and committee chair fees and share option grants or awards; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been an officer or employee of ours, or our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and our board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Code of Ethics

On November 4, 2004, we adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our chief executive officer and chief financial officer—our principal executive officer and principal financial and accounting officer, respectively. A copy of our Code of Business Conduct and Ethics is available on the Investor Information page of our website, http://www.cogo.com.cn/investorinfo_coe.html.

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Meetings of the Board and Committees

The board of directors acted by written consent nine times during 2012 and did not otherwise meet. Each director is expected to attend meetings of our board of directors and meetings of committees of our board of directors of which she or he is a member, and to spend the time necessary to properly discharge his respective duties and responsibilities. During 2012, each incumbent director attended at least 75% of the total number of meetings of our board of directors and meetings of committees of our board of directors of which she or he was a member. We do not have a policy with regard to board members’ attendance at annual meetings of shareholders.

Shareholder Communications with the Board of Directors

The board of directors maintains a process for shareholders to communicate with the board. Shareholders wishing to communicate with the board or any individual director must mail a communication addressed to the board or the individual director to our board of directors, c/o Cogo Group, Inc., 9th Floor, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full board of directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

Compensation of Directors and Executive Officers

For the 2012 fiscal year we paid an aggregate of approximately $687,054 in cash compensation and non-share-based compensation to our three executive officers who remained with us at the end of the year and our former chief financial officer for his services in 2012.

We paid our three independent directors an aggregate of $104,000 in compensation for their services to the board of directors and its committees for the 2012 fiscal year. We paid no compensation to our employee directors for their services to the board. We reimburse all of our directors for expenses accrued in connection with their services to the board.

Retirement Benefits

Social insurance under government mandated defined contribution plans or other similar benefits that have been set aside for our executive officers was $6,7848 for the 2012 fiscal year.

Employment Agreements

Jeffrey Kang, Chief Executive Officer. Comtech International (Hong Kong) Limited entered into an employment agreement with Jeffrey Kang, our Chief Executive Officer, in January 2011, which will expire in December, 2013. Pursuant to the agreement, Mr. Kang’s annual base compensation is $120,000 in cash and 40,000 ordinary shares. Mr. Kang is eligible to receive a bonus of 80,000 ordinary shares annually if we reach a compound annual growth rate above 20%, and he is eligible to receive an additional bonus of 80,000 ordinary shares if we reach a compound annual growth rate above 30%. Pursuant to the agreement, Mr. Kang will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Kang will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Kang for cause at any time without notice, or without cause upon 12 weeks prior written notice to Mr. Kang.

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Yi Yuan, President. Comtech Broadband Corporation Limited entered into an employment agreement with Yi Yuan, our President, in April 2009, which expired in March 2011. Pursuant to the agreement, Mr. Yuan’s annual base compensation was $100,000 in cash and 22,666 ordinary shares. Mr. Yuan was eligible to receive a bonus of up to 26,667 ordinary shares annually if we reached a compound annual growth rate above 30%, and he was eligible to receive an additional bonus of up to 26,667 ordinary shares annually if we reached a compound annual growth rate above 40%. In March 2011, Mr. Yuan entered into another employment agreement with Comtech Broadband Corporation Limited, which will expire in March 2014. Pursuant to the agreement, Mr. Yuan’s annual base compensation is $120,000 in cash and 50,000 of our ordinary shares. Mr. Yuan is eligible to receive a bonus of 10,000 of our ordinary shares annually if we reach a compound annual growth rate above 20%, and he is eligible to receive an additional bonus of 10,000 of our ordinary shares annually if we reach a compound annual growth rate above 30%. Pursuant to the agreement, Mr. Yuan will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Yuan will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Yuan for cause at any time without notice, or without cause upon 12 weeks prior written notice to Mr. Yuan.

Andy Liu, Chief Financial Officer. On September 23, 2012, in connection with Andy Liu’s appointment as Chief Financial Officer, the Compensation Committee of the Board of Directors voted to pay Mr. Liu a salary of $60,000 per year for his services to the Company.

The Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan

Our board of directors adopted the Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan (the “2009 Plan”) on November 9, 2009. On August 4, 2011, upon completion of the redomestication merger, the Company assumed the obligations to provide for the issuance of the Company’s ordinary shares rather than the common stock of Cogo Maryland upon the exercise of all outstanding options to purchase shares of Cogo Maryland common stock and all other outstanding equity awards granted under equity plans to directors, employees and consultants under Cogo Maryland’s 2009 Incentive Plan.

Administration. The 2009 Plan is administered by the compensation committee of our board of directors, which consists of three members of our board of directors, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and an “outside director” within the meaning of Code Section 162(m). Among other things, the compensation committee has complete discretion, subject to the express limits of the 2009 Plan, to determine the directors, employees and independent contractors to be granted an award, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price of each option and base price of each SAR, the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the shares, and the required withholding. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would materially and adversely affect the participant. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2009 Plan. Notwithstanding the foregoing, the Committee does not have any authority to grant or modify an award under the 2009 Plan with terms or conditions that would cause the grant, vesting or exercise to be considered nonqualified “deferred compensation” subject to Section 409A of the Code.

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Grant of Awards; Shares Available for Awards. The 2009 Plan provides for the grant of options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted share awards and unrestricted share awards in an amount equal to 6,000,000 ordinary shares, to directors, officers, employees and independent contractors of the Company or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2009 Plan. The number of ordinary shares for which awards may be granted to a participant under the 2009 Plan in any calendar year cannot exceed 2,400,000.

Share Options. Options granted under the 2009 Plan may be either “incentive share options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under the Code, or “nonqualified share options” (“NQSOs”). Options may be granted on such terms and conditions as the Committee may determine; provided, however, that the exercise price of an option may not be less than the fair market value of the underlying shares on the date of grant and the term of the option my not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital shares of the Company or a parent or subsidiary of the Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares covered by ISOs (determined at the time of grant) which are exercisable for thefirst time by an employee during any calendar year may not exceed $100,000. Any excess is treated as a NQSO.

Share Appreciation Rights. A SAR entitles the participant, upon exercise, to receive an amount, in cash or share or a combination thereof, equal to the increase in the fair market value of the underlying shares between the date of grant and the date of exercise. SARs may be granted in tandem with, or independently of, options granted under the 2009 Plan. A SAR granted in tandem with an option (i) is exercisable only at such times, and to the extent, that the related option is exercisable in accordance with the procedure for exercise of the related option; (ii) terminates upon termination or exercise of the related option (likewise, the option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related option; and (iv) if the related option is an ISO, may be exercised only when the value of the shares subject to the option exceeds the exercise price of the option. A SAR that is not granted in tandem with an option is exercisable at such times as the compensation committee may specify.

Performance Shares or Performance Unit Awards. Performance share or performance unit awards entitle the participant to receive cash or ordinary shares upon attaining specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values.

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Distribution Equivalent Right Awards. A distribution equivalent right award under the 2009 Plan entitles the participant to receive bookkeeping credits, cash payments and/or ordinary share distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of our ordinary shares during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded under the 2009 Plan as a component of another award, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award.

Restricted Share Awards or Restricted Share Unit Award. A restricted share award is a grant or sale of ordinary shares to the participant, subject to our right to repurchase all or part of the ordinary shares at their purchase price (or to require forfeiture of such shares if purchased at no cost) in the event that conditions specified by the compensation committee in the award are not satisfied prior to the end of the time period during which the ordinary shares subject to the award may be repurchased by or forfeited to us. A restricted share unit entitles the holder to receive a cash payment equal to the fair market value of an ordinary share, or one ordinary share for each restricted share unit subject to such restricted share unit award, if the holder satisfies the applicable vesting requirement.

Unrestricted Share Awards. An unrestricted share award under the 2009 Plan is a grant or sale of our ordinary shares to the participant that is not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to us or an affiliate or for other valid consideration.

Change-in-Control Provisions. In connection with the grant of an award, the compensation committee may provide that, in the event of a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable.

Amendment and Termination. The compensation committee may adopt, amend and rescind rules relating to the administration of the 2009 Plan, and amend, suspend or terminate the 2009 Plan, but no amendment will be made that adversely affects in a material manner any rights of the holder of any award without the holder’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. We have attempted to structure the 2009 Plan so that remuneration attributable to share options and other awards will not be subject to a deduction limitation contained in Section 162(m) of the Code.

As of December 31, 2012, awards representing 2,458,936 ordinary shares had been granted under the 2009 Plan.

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Transactions with Related Persons

On October 23, 2012, we entered into a Sale and Purchase Agreement (the “Envision Agreement”) with Envision Global Group (“Envision”), an entity owned by Jeffrey Kang, our Chairman and Chief Executive Officer pursuant to which we would sell certain subsidiaries (the “Disposal Group”), representing approximately 28% of the Company’s revenues in 2012, to Envision for total consideration of USD78 million. The purchase price, which was based on the results of an independent appraisal, was to be paid in two installments, whereby USD10 million was to be paid at closing and the remaining USD68 million to be paid on or before December 31, 2012. The transactions contemplated by the Envision Agreement closed on November 15, 2012 following the restructuring of certain of our subsidiaries, and the entire USD78 million purchase price was paid in full as of November 2012. Pursuant to the terms of the Envision Agreement and a Services Agreement dated November 14, 2012, guarantees to banking institutions among our remaining subsidiaries and the Disposal Group will be maintained for a transitional period through December 31, 2014 in order to maintain better financing terms for both parties. We will charge a guarantee fee amounting to USD250,000, as determined with reference to the guarantee fee chargeable by banks, to Envision each quarter. We will also provide support and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the Disposal Group. Service fees will be charged at pre-determined rates over usage and revenue generated by the Disposal Group as stipulated in the Services Agreement.

The Envision Agreement also contains a non-competition clause. Historically, the Company and the Disposal Group are led by different sales teams focusing on different geographical or end-product customers. Pursuant to the non-competition clause under the Envision Agreement, we and Envision agreed not to compete with each other’s business for a period of two years from closing, among others, particularly, we agreed not to compete with each other’s business involving the distribution of the product that the other party distributes or has distributed in the past and which is or is likely to be in competition with the other party or have any interest in any project or proposal in any such business or activity on behalf of or for the benefit of any person. Additionally, we and Envision agreed to make reasonable efforts to maintain the operations of Envision and its acquired subsidiaries in the ordinary course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the acquired subsidiaries. For the year ended December 31, 2012, 2011 and 2010, the Disposal Group contributed approximately 28%, 33% and 35%, respectively, of our net sales. The impact from the disposal of certain subsidiaries was insignificant in 2012 results but it is expected to impact our operating results significantly from 2013 onwards.

In the event any transaction in which we propose to engage is a related-person transaction, our management must present information regarding the proposed related-person transaction to the disinterested non-employee members of our board of directors for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and significant shareholders. In considering related-person transactions, the disinterested non-employee members of the board take into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the disinterested non-employee members of our board of directors look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and our shareholders, as determined in the good faith exercise of such directors’ discretion.

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PROPOSAL 2

APPROVAL OF TRANSACTION WITH BRILLIANT GROUP AS A SPECIAL RESOLUTION

General

On July 4, 2013, Mr. Kang proposed to the Company’s Board of Directors that Brilliant Group, a company owned and controlled by him, acquire the portion of Cogo’s business related to the sale of certain subsidiaries (the “Target Group”). On September 23, 2013, the Audit Committee of the Company’s Board of Directors approved the Purchase Agreement and the Transaction and the Company entered into the Purchase Agreement with Brilliant Group.

Although shareholder approval would not generally be required to approve the Purchase Agreement and the Transaction under Cayman Islands law, Article 66 of the Company’s Articles of Association requires that the Company’s Shareholders must approve the sale of all or substantially all the Company’s assets by special resolution. The Target Group represents approximately 76% of the Company’s revenues in 2012 and 41% of the Company’s non-cash assets in 2012.

If the Transaction is approved by shareholders, both the Company and the Target Group will be operated independently.

Description of Services Business

If the Transaction is approved by shareholders, our business would be to provide supply chain financial services and enterprise solutions for the technology industry in the PRC. Currently, our enterprise customers include technology manufacturers and original equipment manufacturers, or OEMs. Our business model is based on receiving service fees for providing certain financial and enterprise solutions for our customers. The Company began providing these services at the beginning of 2013 and since that time, we have recorded services related revenues of $45.7 million for the six months ended June 30, 2013.

We work with manufacturers and distributors to provide working capital and extended-term financing programs. Through our finance programs, manufacturers and distributors may:

•	Reduce credit exposure and shift risk off their balance sheets by selling accounts receivables to us;

•	Provide growth capital to resellers without increased credit risk by accessing credit lines and providing longer payment terms with vendors;

•	Outsource to us credit administration and receivables collection and management; and

•	Outsource to us import and export custom clearance, finance import tax payment and tax-refund collection services.

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With our supply chain financial services, our customers can:

•	Improve liquidity by receiving payments for receivables more quickly than they would otherwise receive them;

•	Increase sales and market share by redeploying payments from us more quickly than if they had to wait for receivables to be paid;

•	Reduce concentration risk by selling receivables to us;

•	Lower the cost of capital for domestic and international suppliers; and

•	Meet target payables terms and cost-reduction objectives by outsourcing services to us.

Our enterprise solutions service is a combination of (non-component) equipment system procurement, system software development and technical deployment and maintenance services. We work with manufacturers to provide our customers with flexible, tailor-made, one-stop solutions, such as pure software development, technical deployment services or a combination of hardware, software and technical services. Over the years we have established strong customer relationships where a time-consuming and difficult procurement qualification process may be required for other participants, which we believe serves as a significant barrier. We believe that these close customer relationships, facilitate better understanding of our customers’ time-to-market, technology and cost requirements.

Since the services we provide are customized to fit the needs of our customers, we do not have a fixed fee structure, but instead work with clients to determine the appropriate fees for the services we provide.

Some of the service related revenue recorded for the six months ended June 30, 2013 may not be in line with the strategies that the Company plans to adopt going forward. Further streamlining of the business will be implemented upon closing of the Transaction.

We will continue to explore and identify new end-markets and service offerings where we can leverage both our financial strengths and expertise in China’s technology industry.

Competitive Strengths

Over the years, we have developed an understanding of China’s technology industry. While most other supply chain financial services providers are financial institutions with little or no knowledge of China’s technology industry, our understanding of the industry allows us to shorten assessment and approval time and provide value added services such as custom clearance and tax refund services. We believe that our supply chain financial services, when combined with our industry knowledge, enhance the core competitiveness of our enterprise customers, helping them achieve optimal allocation of resources and reduce business risks.

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Strategy

We will look for opportunities to expand into new product mix and end markets that we believe represent significant profitability and growth opportunities. We believe we can leverage the customer relationships we developed while operating the Target Group, which has approximately 1,800 enterprise customers, of which more than 50 have been using our supply chain financial services and enterprise solutions.

Customers

Our services business has approximately 50 customers, who are also customers of the Target Group, including manufacturers in the technology industry and industry participants supporting OEMs, such as sub-system designers and contract manufacturers in the PRC. We perform Know Your Customer (“KYC’) checks on all of our customers as well as on the account receivables we purchase before beginning to provide services. We also apply a stringent credit policy and our risk controllers identify potential risks and assist our account managers in structuring our supply chain financial services and enterprise solutions on a case-by-case basis to mitigate risks exposure. Credit limits are established for each account based on the assessment of the customer's ability to pay and reviewed at least once every year. Adjustments to credit limits are subject to further assessments and approvals.

Sales and Marketing

We generate sales of supply chain financial services and enterprise solutions through sales directors, account managers and sales support staff. Our sales directors are responsible for establishing sales strategy and setting objectives for specific customer accounts. Each account manager is dedicated to a specific customer account and is responsible for the day-to-day management of that customer relationship. Account managers work closely with customers to identify and meet their cost and objectives.

Our new business development account managers initiate and maintain long-term, multi-level relationships with customer accounts and work closely with customers on new business opportunities throughout the supply-chain cycle.

Competition

We believe that the principal competitive factors affecting the markets for our engineering services include:

•	understanding our customers’ time-to-market and capital requirements;
•	pricing and efficiency;
•	customer relationships; and
•	financial support.

We believe that we compare favorably with respect to each of these criteria because we know the Chinese technology industry and have established solid customer relationships through the component distribution business and can customize service and pricing based on the needs of the customers. We face competition from other design house and service providers such as Eternal Asia Supply Chain Management Limited.

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Property, Plant and Equipment

We lease properties with a total area of approximately 27,824 square feet in 5 locations in the PRC including Shenzhen, Beijing, Wuhan, Chengdu and Nanjing. Approximately 4,305 square feet is for our corporate headquarters located in Shenzhen, approximately 23,519 square feet is our representative offices located in the other cities. These leases have remaining terms ranging from 2 to 11 months.

We believe that our existing facilities and equipment are well maintained and in good operating condition, and are sufficient to meet our needs for the foreseeable future.

Management of the Company Post Transaction

The Board of Directors and management of the Company will remain the same after the transaction, and Mr. Kang will remain Chairman of the Board and Chief Executive Officer.

Employees

The Company will have approximately fifty full-time employees after the completion of the Transaction.

Risk Factors for Services Business

We have operated our financial services business for a limited amount of time, so there is not an extensive history on which to evaluate our performance.

We have only operated our financial services business since the beginning of 2013. While we believe that our financial services business will grow significantly, in the near term, there is only a limited amount of historical operations on which you can evaluate this business. In addition, we cannot guarantee that the business will continue to grow as it has historically or as we expect in the future.

Unless we increase our customer base we will not be able to continue operations.

We currently have approximately 50 customers for our financial services business. While we believe that this represents a strong base for our financial services business, we must significantly increase our customer base to develop a viable business. Unless we are able to increase our customer base, our business may not be able to continue for a significant period of time.

If we are unable to continue our operations, we may be delisted from Nasdaq.

Unless we maintain a substantial operating business, we would not be eligible to remain listed on Nasdaq. If we were delisted from Nasdaq, our share price and trading volume could decrease significantly. In addition, our share price would be subject to increased volatility.

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Delays in payments from third parties could result in revenues being less than expected.

A portion of our business will be predicated on buying receivables from companies at a discount to the amount due on such receivables. If we do not receive payment on such receivables in the timeframe expected, we would not be able to redeploy such capital to purchase additional receivables. This could result in significantly reduced revenues and poorer than expected results of operations.

Our revenue income and other operating results may fluctuate significantly in the future due to a number of factors, which could negatively impact our stock price.

Our quarterly revenue, income and other operating results may fluctuate significantly in the future due to a number of factors, including the following:

•	competitive pressures;

•	changing requirements resulting from rapid technology shifts; and

•	industry trends impacting the overall market for our customers’ end-products.

As a result of these and other factors, our results of operations may vary on a quarterly basis and net revenue may be adversely affected from period to period. Our results of operations for a particular quarter may not be indicative of our future performance. If our operating results in a quarter fall below our expectations or the expectations of market analysts or investors, the price of our ordinary shares is likely to decrease.

We may be unable to manage the risk of customer defaults, which could adversely affect the value of our Accounts Receivable.

We require Know Your Customer (“KYC’) checks to be performed on all of our customers. We apply stringent credit policy and our risk controllers identify potential risks and assist our account managers in structuring our supply chain financial services and enterprise solutions on a case-by-case basis to mitigate risks exposure. However, if our customer defaults, it will impact the value of our Accounts Receivables, causing an increase in the Days' Sales Outstanding (DSO) Ratio or allowance of doubtful accounts.

As we expand our business, we intend to develop new end-market and customers by further strengthening our existing relationships with the approximately 1,800 enterprise customers of the Target Group. Failure to develop or execute this growth strategy will have a material adverse effect on our net revenue.

Our success in the development of supply chain financial services and enterprise solutions will depend, in significant part, on our ability to continue to leverage our existing relationships with the customers of the Target Group. If we are unable to quickly develop a channel to cross sell our new service offerings and leverage our relationships as anticipated, our return on our investment with respect to these efforts may be lower than anticipated and our operating results may suffer.

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Our competitive position could decline if we are unable to obtain additional financing to fund our growing business.

We believe that our current cash will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. However, we may need to raise additional funds to support more rapid expansion, respond to competitive pressures or respond to unanticipated requirements. We cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, develop or enhance our services, or otherwise respond to competitive pressures would be significantly limited.

Description of Purchase Agreement

A copy of the Purchase Agreement is attached hereto as Annex I. Pursuant to the Purchase Agreement:

•	Total consideration will be $80 million, which will be paid in two installments, $10 million at closing and an additional $70 million on or before December 31, 2013.

•	In the event the second installment payment is not made, title to the target companies will be transferred back to the Company and the initial closing payment will be returned to Brilliant Group. The shares for the target subsidiaries will be held in escrow pending the second installment payment and Brilliant Group has agreed that it will continue to operate the target subsidiaries in the ordinary course of business until the second installment payment is made.

•	Cross guarantees to banking institutions among the companies will be maintained until December 31, 2014, subject to approval by applicable banks, in order to maintain better financing terms for all the companies. Brilliant Group will pay the Company $750,000 per quarter for so long as such cross-guarantees remain in place. Guarantees by the Company in favor of the Target Group are capped at $180 million and guarantees by the Target Group in favor of the Company are capped at $240 million.

Board Consideration and Approval

Since the Purchase Agreement is with a related party (Brilliant Group is controlled by Mr. Jeffrey Kang), the Company’s Board of Directors appointed its Audit Committee, which is composed of independent directors, to review and negotiate the terms of the Transaction with Brilliant Group. At a meeting of the Audit Committee on August 23, 2013, the Audit Committee discussed all aspects of the transaction. Detailed discussions were held on the prospects of both the Target Group and the business remaining in the Company. The Audit Committee concluded that the portion of the business remaining in the Company had considerable potential upside. On September 23, 2013, the Audit Committee approved the Purchase Agreement and the Transaction.

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While no one factor determined the final agreed upon consideration in the acquisition, the Audit Committee reviewed various industry and financial data, including certain valuation analyses and metrics compiled by the Company and several consultants in order to make its determination that the consideration to be paid for the Target Group was reasonable and that the acquisition was in the best interests of the Company’s shareholders.

Reasons for the Acquisition and Its Recommendation.

The Audit Committee concluded that the Transaction is in the best interests of the Company’s shareholders. The Audit Committee considered a variety of factors in connection with its evaluation of the acquisition, including:

•	The fair value of assets as valuated by an international appraiser for the Audit Committee’s reference.

•	The final consideration should reflect the fair market value of the Company, above the current share price.

•	The use of proceeds to grow the services business and buyback shares would improve value to the shareholders; and

•	No better alternatives were presented to the Board of Directors.

Based on the foregoing, the Audit Committee determined that the Transaction was in the best interests of the Company’s shareholders.

Pro Forma Financial Information

The following unaudited pro forma condensed combined financial information has been prepared assuming that the Transaction occurred (i) at the beginning of the pro forma statement of operations for the period ended June 30, 2013 and (ii) at June 30, 2013 for the pro forma balance sheet. The Company did not commence the services business prior to January 1, 2013, and so any financial statements for dates prior to that point would not show any operations, and are not presented here.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2013

	$'000	RMB'000
Assets
Current assets:
Cash	10,178	62,464
Pledged bank deposits	71,167	436,778
Accounts receivable, net	61,503	377,470
Bills receivable	130	800
Amount due from related party	75,957	466,176
Inventories	16,310	100,098
Income taxes receivable	292	1,793
Prepaid expenses and other receivables	5,900	36,213
Total current assets	241,437	1,481,792

Property and equipment, net	3,968	24,355
Intangible assets, net	17,994	110,437
Total Assets	263,399	1,616,585

Liabilities and equity
Current liabilities:
Accounts payable	3,336	20,472
Income taxes payable	1,382	8,485
Accrued expenses and other liabilities	7,548	46,323
Total current liabilities	12,266	75,280

Deferred tax liabilities	3,038	18,647
Total liabilities	15,304	93,926

Equity
Common stock	567	3,481
Additional paid in capital	240,163	1,473,976
Retained earnings	93,700	575,072
Accumulated other comprehensive loss	(20,562)	(126,197)
	313,868	1,926,332
Less cost of common stock in treasury	(65,773)	(403,673)
Total equity	248,095	1,522,658

Total liabilities and equity	263,399	1,616,585

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UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME/(LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2013

	$'000	RMB'000
Net revenue	45,700	280,477

Cost of sales	(37,919)	(232,723)

Gross profit	7,781	47,754
Selling, general and administrative expenses	(7,510)	(46,091)
Research and development expenses	(3,707)	(22,752)
Other operating income	1,288	7,905
Loss from operations	(2,148)	(13,184)
Loss on disposal of subsidiaries	(3,342)	(20,508)
Net interest income	930	5,706
Loss before income taxes	(4,560)	(27,986)
Income tax expense	(192)	(1,178)
Net loss	(4,752)	(29,164)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE FOLLOWING RESOLUTION:

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT THE PURCHASE AGREEMENT AND THE TRANSACTION ARE HEREBY APPROVED.

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PROPOSAL NO. 3

PROPOSAL TO RESOLVE AS A SPECIAL RESOLUTION THAT THE NAME OF THE COMPANY BE CHANGED FROM COGO GROUP, INC. TO "VIEWTRAN GROUP, INC."

Subject to the Transaction closing, the Company proposes to change its corporate name from “Cogo Group, Inc.” to “Viewtran Group, Inc.”

In the judgment of the Company’s Board of Directors, the change of the Company’s corporate name is desirable to reflect that, assuming the Transaction closes, it will have a different line of business than prior to the closing of the Transaction.

If the Transaction is not consummated, the Company will not change its name.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE FOLLOWING RESOLUTION:

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT THE NAME OF THE COMPANY BE CHANGED FROM COGO GROUP, INC. TO "VIEWTRAN GROUP, INC."

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PROPOSAL 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in 2012 and 2011.

	2012		2011
	(in millions)
Audit fees (1)	RMB	4.1	RMB	3.8
Audit related fees (2)		-		0.7
Tax fees		-		-
All other fees		0.1		-
Total	RMB	4.2	RMB	4.5

(1)	Audit fees consist of fees billed for the professional services rendered for the audit of our consolidated financial statements for each of these fiscal years and the review of the interim financial statements for the fiscal years ended December 31, 2012 and December 31, 2011, respectively.

(2)	Audit-related fees consist of services by KPMG that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees.

(3)	All other fees means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors that are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “All other fees” involve principally the provision of professional services for the assistance to our reply to SEC comment letter.

We are required to obtain pre-approval by our audit committee for all audit and permitted non-audit services performed by our independent auditors. In accordance with this requirement, during fiscal 2012 and 2011, 100% of all audit, audit-related, tax and other services performed by KPMG were approved in advance by the audit committee. Any pre-approved decisions are presented to the full audit committee at the next scheduled meeting.

Audit of Financial Statements.

During fiscal 2011 and 2012, KPMG was our principal auditor and no work was performed by persons outside of this firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE FOLLOWING RESOLUTION:

THE APPOINTMENT OF KPMG TO SERVE AS THE COMPANY’S INDEPENDENT ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2013 IS HEREBY RATIFIED.

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OTHER INFORMATION

Management does not know of any matters other than those stated in this proxy statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, proxy statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

This proxy statement and our 2012 annual report are available at our website, http://www.cogo.com.cn/investorinfo.html.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

We will only deliver one proxy statement to multiple security holders sharing an address unless we have received contrary instructions from one or more of the security holders. Upon written or oral request, we will promptly deliver a separate copy of this proxy statement and any future annual reports and proxy or information statements to any security holder at a shared address to which a single copy of this proxy statement was delivered, or deliver a single copy of this proxy statement and any future annual reports and proxy or information statements to any security holder or holders sharing an address to which multiple copies are now delivered. You should direct any such requests to us at following address: 9th Floor, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057, PRC, Attention: Andy Liu, Chief Financial Officer and Secretary.

We will provide without charge to each person being solicited by this proxy statement, on the written request of any such person, a copy of our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (as filed with the SEC), including the financial statements contained therein. All such requests should be directed to Andy Liu, Chief Financial Officer, Treasurer and Secretary, 9th Floor, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China; telephone: 755-26743210.

By Order of the Board of Directors,
/s/	Andy Liu
Andy Liu
Chief Financial Officer, Treasurer and Secretary

Dated: October 21, 2013

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Annex I

Sale and Purchase Agreement

Dated 23 day of September 2013

BRILLIANT GROUP GLOBAL LIMITED
as Purchaser

and

COGO GROUP, INC.
as Seller

_________________________________________________

SALE AND PURCHASE AGREEMENT
relating to the issued share capital of

1.	Cogo Engineering Services Limited (100%)

2.	Comtech Broadband Holding Limited (100%)

3.	Comtech Wireless Limited (100%)

4.	Long Rise Holdings Limited (100%)

5.	Mega Smart Group Limited (100%)

6.	Reliable Group Limited (100%)

7.	Gold Tech Holdings Limited (60%)

_________________________________________________

Group, Comtech Wireless Group, Long Rise Group, Mega Smart
Group, Reliable Group and Gold Tech Group	24

Part B - Corporate Group Structure	46

Part C – Excluded Companies	47

Schedule 2 Completion Obligations	48

Schedule 3 Seller’s Warranties given under Clause 9.1	54

Schedule 4 Purchaser’s Warranties given under Clause 9.11	63

Schedule 5 Disclosure Schedule	64

This Agreement is made on the 23 day of September 2013

Between:

(1)	Cogo Group, Inc., a company incorporated with limited liability in the Cayman Islands, whose registered office is at the offices of Forbes Hare Trust Company, Cassia Court, 10 Market Street, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands (the “Seller”); and

(2)	Brilliant Group Global Limited, a company incorporated with limited liability in the British Virgin Islands whose registered office is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Purchaser”).

Whereas:

(A)	As at the date hereof, Cogo, Inc. (“Cogo”) is a limited liability company incorporated in the Cayman Islands. The Seller is the legal and beneficial owner of the entire issued and paid-up share capital of Cogo.

(B)	As at the date hereof, Cogo is the legal and beneficial owner of, inter alia, the issued and paid-up share capital of each of the companies as indicated below:

1.	Cogo Engineering Services Limited (100%)(“Cogo Engineering”)

2.	Comtech Broadband Holding Limited (100%)(“Comtech Broadband”)

3.	Comtech Wireless Limited (100%)(“Comtech Wireless”)

4.	Long Rise Holdings Limited (100%)(“Long Rise”)

5.	Mega Smart Group Limited (100%)(“Mega Smart”)

6.	Reliable Group Limited (100%)(“Reliable”)

7.	Gold Tech Holdings Limited (60%)(“Gold Tech”)

Further particulars of Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech are set out in Schedule 1, Part A.

(C)	As at the date hereof, Cogo Engineering is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital of each of Shenzhen Huameng Software Company Limited, Cogo Engineering Services (Hong Kong) Limited, and56% of all issued and paid-up share capital of Cogo Engineering Services (Malaysia) Sdn Bhd. Further particulars of Shenzhen Huameng Software Company Limited, Cogo Engineering Services (Hong Kong) Limited, Cogo Engineering Services (Malaysia) Sdn Bhd are set out in Schedule 1, Part A.

(D)	As at the date hereof, Cogo is the legal and beneficial owner of 70% of all issued and paid-up share capital of each of Comtech Broadband Corporation Limited and Comtech Broadband Technology Services (Shenzhen) Limited. Further particulars of Comtech Broadband Corporation Limited and Comtech Broadband Technology Services (Shenzhen) Limited are set out in Schedule 1, Part A.

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(E)	As at the date hereof, Comtech Wireless is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital of Comtech Broadband Technology (Shenzhen) Company Limited. Further particulars of Comtech Broadband Technology (Shenzhen) Company Limited are set out in Schedule 1, Part A.

(F)	As at the date hereof, Long Rise is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital of Rise Year Limited and Rye Communication Technology (Shenzhen) Company Limited. Further particulars of Rise Year Limited and Rye Communication Technology (Shenzhen) Company Limited are set out in Schedule 1, Part A.

(G)	As at the date hereof, Mega Smart is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital of Comtech Industrial (Hong Kong) Limited and Mega Smart (Shenzhen) Limited. Further particulars of Comtech Industrial (Hong Kong) Limited and Mega Smart (Shenzhen) Limited are set out in Schedule 1, Part A.

(H)	As at the date hereof, Reliable is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital of Mega Sky Industrial Limited,Mega Sky (Shenzhen) Limited, Comtech Innovative Communication Technologies (Shenzhen) Limited and Shenzhen Comtech International Limited and 19% of all issued and paid-up share capital of Shanghai E&T System Company Limited. Further particulars of Mega Sky Industrial Limited, Mega Sky (Shenzhen) Limited, Comtech Innovative Communication Technologies (Shenzhen) Limited, Shenzhen Comtech International Limited and Shanghai E&T System Company Limited are set out in Schedule 1, Part A.

(I)	As at the date hereof, Gold Tech is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital of Comtech Digital Technology (Hong Kong) Limited and Comtech Digital Technology (Shenzhen) Limited. Further particulars of Comtech Digital Technology (Hong Kong) Limited and Comtech Digital Technology (Shenzhen) Limited are set out in Schedule 1, Part A.

(J)	As at the date hereof, Cogo is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital of Shanghai Comtech Electronic Technology Company Limited. Further particulars of Shanghai Comtech Electronic Technology Company Limited are set out in Schedule 1, Part A.

(K)	The Seller will engage in the Restructuring (as defined below) to be completed prior to the Completion (as defined below). Upon completion of the Restructuring, (i) Mega Smart will be the legal and beneficial owner of the entire issued and paid-up share capital of each of Comtech Industrial (Hong Kong) Limited, Shanghai Comtech Electronic Technology Company Limited and Shanghai E&T System Company Limited; (ii) Reliable will be the legal and beneficial owner of the entire issued and paid-up share capital of Mega Sky Industrial Limited and Shenzhen Comtech International Limited, and (iii) Comtech Broadband will be the legal and beneficial owner of 70% of all issued and paid-up share capital of each of Comtech Broadband Corporation Limited and Comtech Broadband Technology Services (Shenzhen) Limited.

(L)	The Purchaser has agreed to purchase, and the Seller has agreed to sell, the entire issued share capital of each of Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart and Reliable, and 60% of all issued share capital of Gold Tech upon the terms and subject to the conditions under this Agreement.

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(M)	Upon Completion, the corporate structure of the Purchaser and the Target Group will be as set out in Schedule 1, Part B.

IT IS AGREED as follows:

Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Acceptance Period” has the meaning given to it in Clause 7.3;

“Affiliate” means, with respect to any specified person, any other person who or which, directly or indirectly, Controls, is Controlled by, or is under common Control with such specified person, including, without limitation, any partner, officer, director, member or employee of such person and any venture capital fund now or hereafter existing that is Controlled by or under common Control with one or more general partners or managing members of, or shares the same management company with, such person;

“Agreed Form” means, in relation to a document, such document in the terms as agreed between the Purchaser and the Seller;

“Applicable Law” means, with respect to any person, any laws, rules, regulations, directives, decrees, treaties, or orders of any Governmental Entity, that are applicable to and binding on such person;

“Business Day” means any day (other than a Saturday, a Sunday or a public holiday in Hong Kong) on which banks in Hong Kong are open for normal banking business provided that where, as a result of a typhoon signal number 8 (or above) or a black rainstorm warning or other similar event, the period during which banks in Hong Kong are open for normal banking business on any day is reduced, any such day shall not be a “Business Day” unless the Parties otherwise determine;

“Cogo” has the meaning given to it in Recital (A);

“Cogo Engineering” is defined in Recital (B);

“Cogo Engineering Sale Shares” means all of the outstanding equity interests of Cogo Engineering beneficially owned by the Seller.

“Completion” means the completion of the sale and purchase of the Sale Shares pursuant to Clauses 6.1 and 6.2;

“Completion Date” means the date on which Completion takes place;

“Comtech Broadband” is defined in Recital (B);

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“Comtech Broadband Sale Shares” means all of the outstanding equity interests of Comtech Broadband beneficially owned by the Seller;

“Comtech Wireless” is defined in Recital (B);

“Comtech Wireless Sale Shares” means all of the outstanding equity interests of Comtech Wireless beneficially owned by the Seller;

“Control” of a given person means the power or authority, whether exercised or not, to direct the business, management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such person or power to control the composition of a majority of the board of directors of such person; the terms “Controlling” and “Controlled” have meanings correlative to the foregoing;

“Corporate Documents” means in relation to any company, its certificate of incorporation, certificate of incorporation on change of name (if applicable) and its current business registration certificate (if applicable); certificate of approval, business license certificate, tax registration certificate(s) and foreign exchange registration certificate/card (if applicable); statutory records and minute books written up to the Completion Date; common seal (if applicable), chops and all rubber stamps (including without limitation any company chop or stamp held by any person in respect of the company); cheque books, cheque stubs and bank statements; receipt books; all other accounting records; copies of all tax returns and assessment, if any, (receipted where the due dates for payment fell on or before the Completion Date); all correspondence, if any, with its solicitors, accountants or the Inland Revenue Department/tax bureau; all other documents and correspondence, if any, relating to its affairs; and all copies of the memorandum and articles of association or by-laws; and all licenses, permits required for the business, if any; certificates of all registered trademarks, patents and designs in connection with the business; originals of all contracts; all title deeds and documents (including construction permits, if any) in relation to any property (if applicable) owned by such company;

“Defaulting Party” has the meaning given to it in Clause 6.3;

“Encumbrance” means (a) any debenture, mortgage, charge (whether fixed or floating, legal or equitable), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any person, including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Laws and (b) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any person;

“Excluded Companies” means collectively, Mega Smart (Shenzhen) Limited with share transfer price of US$23,735,762.35, Mega Sky (Shenzhen) Limited with share transfer price of US$26,351,371.22 and Comtech Innovative Communication Technologies (Shenzhen) Limited with share transfer price of US$300,000; further particulars of each of which is set out in Schedule 1, Part C;

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“Gold Tech” is defined in Recital (B);

“Gold Tech Sale Shares” means all of the outstanding equity interests of Gold Tech beneficially owned by the Seller;

“Governmental Entity” means any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority;

“HKIAC” has the meaning given to it in Clause 11.12(B);

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“Intellectual Property Rights” means any patents, patent rights and applications therefor, inventions, discoveries, improvements, concepts, innovations, industrial models, registered and unregistered copyrights, copyright registrations and applications, author’s rights, works of authorship (including artwork of any kind and software of all types in whatever medium, inclusive of computer programs, source code, object code and executable code, and related documentation), web sites, web pages, technical information, know-how, trade secrets, drawings, designs, design protocols, specifications for parts and devices, research and development efforts, databases and proprietary data, formulae, operational procedures, trade names, trademarks, domain names, and service marks, and registrations and applications therefor, the goodwill of the business symbolized or represented by the foregoing, customer lists and other proprietary information and common law rights;

“Long Rise” is defined in Recital (B);

“Long Rise Sale Shares” means all of the outstanding equity interests of Long Rise beneficially owned by the Seller;

“Long Stop Date” means the date falling on the expiry of four (4) months from the date of this Agreement or such other date as may be mutually agreed between the Purchaser and the Seller in writing;

“Management Accounts” means the unaudited management accounts relating to the Target Group for the period from January 1, 2013 to the Management Accounts Date;

“Management Accounts Date” means August 31, 2013;

“Matching Notice” has the meaning given to it in Clause 7.3;

“Material Adverse Effect” means any change, circumstance, occurrence, fact, condition, event or effect that, individually or in the aggregate, has had or is likely to have a material adverse effect on the business, condition (financial or otherwise), assets or liabilities, prospects or results of operation, turnover, financial or trading position of the Target Group as a whole;

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“Mega Smart” is defined in Recital (B);

“Mega Smart Sale Shares” means all of the outstanding equity interests of Mega Smart beneficially owned by the Seller;

“Notice” has the meaning given to it in Clause 11.8(A);

“Outgoing Employees” means a list of person as agreed between and initialed by the Purchaser and the Seller for identification;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“PRC” means the People’s Republic of China (excluding, for the purposes of this Agreement, Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan);

“Purchase Consideration” has the meaning given to it in Clause 3.1;

“Purchaser” has the meaning given to it in the Preamble;

“Purchaser’s Group” means the Purchaser and its subsidiaries from time to time (following Completion);

“Purchaser Transitional Guarantees” has the meaning given to it in Clause 8.5;

“Purchaser’s Warranties” means the warranties and representations given by the Purchaser to the Seller pursuant to Clause 9.11 and Schedule 4, and “Purchaser’s Warranty” means any one of them;

“Reliable” is defined in Recital (B);

“Reliable Sale Shares” means all of the outstanding equity interests of Reliable beneficially owned by the Seller;

“Restructuring” has the meaning given to it in Clause 4.1(A);

“Sale Shares” means the Cogo Engineering Sale Shares, Comtech Broadband Sale Share, Comtech Wireless Sale Shares, Long Rise Sale Shares, Mega Smart Sale Shares, Reliable Sale Share and Gold Tech Sale Share;

“Seller” has the meaning given to it in the Preamble;

“Seller’s Group” means the Seller and its subsidiaries (excluding the Target Group) from time to time;

“Seller Transitional Guarantees” has the meaning given to it in Clause 8.4(A);

“Seller’s Warranties” means the warranties and representations given by the Seller pursuant to Clause 9.1 and Schedule 3 and “Seller’s Warranty” means any one of them;

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“Services” means the office facilities and provision of services to be provided to the relevant members of the Seller’s Group (other than the Target Group Companies) by the relevant Target Group Companies;

“Share Charge” means the share charge to be executed and delivered by the Purchaser in favor of Seller in respect of the Sale Shares in the Agreed Form;

“Target Group” means collectively, COGO Engineering Service Limited, Comtech Broadband Holding Limited, Comtech Wireless Limited, Gold Tech Holdings Limited, Long Rise Holdings Limited, Mega Smart Group Limited, Reliable Group Limited, COGO Engineering Services (Hong Kong) Limited, Comtech Broadband Corporation Limited, Comtech Digital Technology (Hong Kong) Limited, Comtech Industrial (Hong Kong) Limited, Mega Sky Industrial Limited, Rise Year Limited, Cogo Engineering Services (Malaysia) Sdn. Bhd, Shanghai Comtech Electronic Technology Company Limited, Shanghai E&T System Company Limited, Comtech Broadband Technology (Shenzhen) Co., Ltd., Comtech Broadband Technology Services (Shenzhen) Limited, Comtech Digital Technology (Shenzhen) Limited, Rye Communication Technology (Shenzhen) Co., Ltd., Shenzhen Comtech International Limited and Shenzhen Huameng Software Company Limited, excluding the Excluded Companies, and “Target Group Company” means any one of them;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Taxation” or “Tax” means all forms of taxation (other than deferred tax) and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or otherwise and shall further include payments in respect of or on account of Tax, whenever and wherever imposed and whether chargeable directly or primarily against or attributable directly or primarily to a Target Group Company or any other person and all penalties, charges, costs and interest relating thereto;

“Third Party Offer” has the meaning given to it in Clause 7.1;

“Third Party Offer Notice” has the meaning given to it in Clause 7.1;

“Transaction Documents” means this Agreement, and such other document(s) as the Purchaser and the Seller may designate as such in writing;

“Transition Guarantees Fee” has the meaning given to it in Clause 8.5;

“Transition Guarantee Fee” has the meaning given to it in Clause 8.4(B); and

“US$” means United States dollars, the lawful currency of the United States of America.

1.2	References to one gender include all genders and references to the singular include the plural and vice versa.

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1.3	References to:

(A)	a person include any individual, company, firm partnership or unincorporated association (whether or not having separate legal personality); and

(B)	a company include any company, corporation or any body corporate, wherever incorporated.

1.4	A company is a “subsidiary” of another company if that other company, directly or indirectly, through one or more subsidiaries:

(A)	holds a majority of the voting rights in it;

(B)	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

(C)	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

(D)	has the right to exercise a dominant influence over it, for example by having the power to give, or by actually giving, directions with respect to its operating and financial policies, with which its directors are obliged to comply.

1.5	References to a statute or statutory provision include:

(A)	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

(B)	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and

(C)	any subordinate legislation made from time to time under that statute or statutory provision.

1.6	References to this Agreement shall include any Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and parts are to paragraphs and parts of the Schedules.

1.7	References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.8	The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

Agreement to Sell the Sale Shares

1.9	On and subject to the terms and conditions of this Agreement, the Seller agrees to sell and procure Cogo to sell, and the Purchaser (or its nominee(s)) agrees to purchase, the Sale Shares.

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1.10	The Sale Shares shall be sold free from Encumbrances and together with all rights attaching to them as at Completion (including the right to receive all dividends or distributions declared, made or paid on or after Completion).

1.11	The Seller shall procure that on or prior to the Completion, any and all rights of pre-emption over the Sale Shares are waived irrevocably by any persons entitled thereto.

1.12	The Purchaser shall not be obliged to complete the sale and purchase of any of the Sale Shares unless the sale and purchase of all the Sale Shares is completed simultaneously.

Consideration

1.13	The aggregate consideration payable by the Purchaser to the Seller for the purchase of the Sale Shares under this Agreement shall be US$80.0 million (the “Purchase Consideration”).

1.14	The Purchase Consideration shall be payable by way of two (2) installments as set out below in cash or by way of wire transfer to such bank account(s) as the Seller may nominate in writing not less than three(3) Business Days prior to Completion:

Instalment No.	Time of Payment	Amount

1	At Completion	US$10.0 million

2	On or before December 31, 2013	US$70.0 million

1.15	The allocation of the Purchase Consideration among the relevant Sale Shares shall be determined by the Purchaser at its sole discretion.

1.16	The Sale Shares shall be held in escrow pursuant to the Escrow Agreement and shall be released, subject to receipt of the full payment of the second installment of the Purchase Consideration, to the Purchaser within two (2) Business Days after the Escrow Agent has been advised of the receipt of payment in full no later than December 31, 2013, or failing which, to the Seller, along with appropriate stock powers executed in blank and all other documentation necessary to effect the transfer of the Sale Shares back to the Seller. If the Sale Shares are returned to the Seller in accordance with the foregoing, the installment no.1 in respect of US$10.0 million shall be returned to the Purchaser within seven (7) Business Days after the return of such Sale Shares.

Conditions Precedent

1.17	Completion is conditional upon the satisfaction (or waiver in accordance with Clause 4.3) of the following conditions:

(A)	each of Mega Smart Group, Reliable Group and Comtech Broadband Group having completed the following divestments (the “Restructuring”) and the Purchaser shall have received the approval letter, updated certificate of approval (if applicable) and updated business license evidencing completion of the Restructuring:

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a.	the Excluded Companies shall have been divested from the Mega Smart Group and the Reliable Group;

b.	Shenzhen Comtech International Limited shall have transferred19% of all issued and paid-up share capital of Shanghai E&T System Company Limited to Shanghai Comtech Electronic Technology Company Limited with share transfer price of US$5,072,777;

c.	Cogo shall have procured the transfer of the entire issued and paid-up share capital of Shanghai Comtech Electronic Technology Company Limited to Comtech Industrial (Hong Kong) Limited with share transfer price of US$291,086.26; and

d.	Cogo shall have procured the transfer of 70% of all issued and paid-up share capital of Comtech Broadband Corporation Limited to Comtech Broadband with share transfer price of HK$1,400,000;

(B)	each of the covenants, agreements and obligations of the Seller and/or the Target Group Companies to be performed and complied with on or prior to the Completion Date in accordance with this Agreement having been duly performed or complied with in all respects on or before Completion Date;

(C)	the Seller’s Warranties being true, complete and accurate and not misleading in all respects on and as of the Completion Date, as though they had been given and made on such date by reference to the facts and circumstances then subsisting;

(D)	the Seller shall have received the approval of its shareholders with respect to the sale of the Sale Shares and the transactions contemplated herein;

(E)	all necessary licenses, consents, approvals, authorizations, permissions, waivers, orders, exemptions or notifications which are required and appropriate for the execution and performance of this Agreement and the transaction contemplated under this Agreement having been obtained or made from or to relevant third parties and/or governmental or regulatory authorities or bodies, and not having been revoked prior to Completion; and

(F)	between the date hereof and the Completion Date, no event or series of events shall have occurred which, in the reasonable opinion of the Purchaser, has had or would reasonably be expected to have a Material Adverse Effect.

1.18	The Seller shall use all reasonable endeavors to procure the satisfaction of the conditions set out in Clauses 4.1(A) to 4.1(F) as soon as reasonably practicable after the date of this Agreement and in any event no later than the Long Stop Date.

1.19	The Seller shall give notice to the Purchaser of the satisfaction of the conditions set out in Clauses 4.1(A) to 4.1(F) within two (2) Business Days of becoming aware of the same.

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The Purchaser may at any time waive in whole or in part and conditionally or unconditionally the conditions set out in Clause 4.1 by notice in writing to the Seller. The Seller may not waive any of the conditions set out in Clause 4.1.

If the conditions in Clause 4.1 are not satisfied or waived on or before the Long Stop Date, this Agreement (other than Clauses 1, 10, 11.2, 11.7 to 11.12) shall lapse and neither the Seller nor the Purchaser shall have any claim against the other, save for any claim arising from antecedent breach of any obligation contained in Clause 4.2.

Pre-Completion Undertakings

Except as otherwise permitted by this Agreement or with the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), the Seller undertakes to procure, that, between the date of this Agreement and Completion (or earlier termination in accordance with this Agreement), each Target Group Company:

(A)	shall carry on its business in the ordinary course consistent with past practice in all material respects and to preserve its relationships with its major customers, suppliers and others having business dealings with the Target Group;

(B)	shall not enter into any contract, arrangement or commitment of an unusual or onerous nature or other than in the normal and ordinary course of business;

(C)	shall not make any change in the terms and conditions of employment or pension benefits of any of its directors or employees, or employ or terminate the employment of any person, other than the termination of the Outgoing Employees;

(D)	shall not pass any resolution for or which would result in the winding up, liquidation or entering into administration or receivership of any Target Group Company; undertake any amalgamation, merger or restructuring (other than for the purpose of implementing the Restructuring) or liquidation exercise concerning any Target Group Company; or apply for the appointment of a receiver, manager or judicial manager or like officer of any Target Group Company or any material assets thereof;

(E)	shall not enter into, or exercise an option in relation to, any agreement or incur any commitment involving any capital expenditure exceeding US$100,000 (or its equivalent in any foreign currency), or such other amount as agreed between the Parties in writing, in a single or a series of related transactions;

(F)	shall not enter into, or exercise an option in relation to, or amend any agreement or incur any commitment with a value exceeding US$100,000 (or its equivalent in any foreign currency), or such other amount as agreed between the Parties in writing, in a single or a series of related transactions which is not capable of being terminated without compensation at any time with one month’s notice or less or which is not in its ordinary and usual course of business;

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(G)	except for purposes of the Restructuring, shall not acquire or dispose of, or agree to acquire or dispose of, any material asset, or enter into or amend any agreement or incur any commitment to do so;

(H)	shall not acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture;

(I)	shall not incur any additional borrowings or incur any other indebtedness in the nature of borrowings otherwise than in its ordinary and usual course of business;

(J)	shall not create, allot or issue any share capital or any option to subscribe for any such share capital;

(K)	shall not repay, redeem or repurchase any of its share capital;

(L)	shall not declare, make or pay any dividend or other distribution to any of its shareholders save where the moneys from the loans are applied towards the satisfaction of the Purchase Consideration;

(M)	shall not make any loan (other than the granting of any trade credit in the ordinary and usual course of business) to any person; and

(N)	shall not enter into any guarantee, indemnity or other agreement to secure any obligation of a third party or create any Encumbrance over any of its assets or undertaking in any such case.

Completion

1.20	Date and Place

Subject to satisfaction of the conditions in full as set out in Clause 4.1 or waiver thereof (as the case may be), Completion shall take place on the 5th Business Day from and excluding the day on which the last of the conditions set out in Clauses 4.1 (A) and (B) have been satisfied or waived pursuant to Clause 4.3(B) or such time, date and place as may be mutually agreed by the Seller and the Purchaser.

1.21	Completion Events

At Completion, the Seller and the Purchaser shall comply with their respective obligations as specified in Schedule 2 in full.

1.22	Breach of Completion Obligations

Without prejudice to Clauses 4.3(C) and 9.10, if any Party (the “defaulting Party”) fails to comply with its obligations as set out in Clause 6.2 and Schedule 2 in full, the non-defaulting Party shall be entitled (in addition to and without prejudice to all rights and remedies available to the non-defaulting Party including the right to claim damages, indemnification or other compensation) by written notice to the defaulting Party:

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(A)	to terminate this Agreement (other than Clauses 1, 10, 11.2 and 11.7 to 11.12) without liability on its part; or

(B)	to effect Completion so far as practicable having regard to the defaults which have occurred; or

(C)	to fix a new date for Completion (being not more than twenty (20) Business Days after the agreed date for Completion) in which case Clause 6.2 and Schedule 2 shall apply to Completion as so deferred but provided such deferral may only occur once.

Third Party Offer

1.23	Prior to Completion, if the Seller receives a bona fide written offer in respect of the Sale Shares from a third party independent from the Company and its shareholders and on terms which are better than the terms of this Agreement (taken as a whole), as determined by the audit committee of the Seller in its sole and absolute discretion, (the “Third Party Offer”), the Seller must forthwith deliver a notice to the Purchaser in writing and in any event not less than ten (10) Business days before Completion (the “Third Party Offer Notice”).

1.24	The Third Party Offer Notice must specify:

(A)	the aggregate purchase price;

(B)	the proposed completion date; and

(C)	any other material terms of the Third Party Offer.

1.25	The Purchaser may, within five (5) Business Days after receipt of the Third Party Offer Notice (the “Acceptance Period”), serve a notice in writing (the “Matching Notice”) to the Seller offering to match the terms and conditions of the Third Party Offer Notice.

1.26	If the Purchaser fails to serve a Matching Notice before the expiry of the Acceptance Period, the Seller shall be entitled to terminate this Agreement by notice in writing to the Purchaser and no Party shall have any rights, liabilities and obligations to the other Party pursuant to such termination.

1.27	If the Purchaser serves a Matching Notice to the Seller within the Acceptance Period, the Seller shall be obliged to sell the Sale Shares to the Purchaser on and subject to the terms and conditions of the Third Party Offer and the Parties shall enter into all relevant agreements to amend this Agreement to reflect and incorporate such terms and conditions.

Post-Completion Undertakings

1.28	The Parties hereby agree and undertake to use all commercially reasonable efforts to achieve business, operational and financial independence between the Target Group and the Seller Group as soon as practicable after Completion and, through the representation of different suppliers, ensure that the business of the Target Group and the Seller Group will not be competitive to each other in any material manner.

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1.29	Following Completion, it is the intention of the Parties to use their respective commercially reasonable efforts for the Target Group to maintain the Target Business in the ordinary course consistent with past practice in all material respects and to assist the Target Group to preserve their relationships with their major customers, suppliers and others having business dealings with the Target Group. Any and all agreements the Seller entered with customers, suppliers and others having business dealings with the Target Group shall be transferred to the Purchaser upon Completion.

1.30	It is agreed that, after Completion, in no event may the net of the aggregate amount owed, in the normal course of business, on an arms length basis (including for the provision of Services but excluding for the Transitional Guarantees) to the Seller’s Group by the Purchaser’s Group be in excess of US$10.0 million unless specifically approved by the audit committee of the Seller.

1.31	It is agreed that after Completion, the Target Group shall continue to provide, non-exclusively, to the Seller’s Group the Services, in accordance with the policy and fee schedule set by the provider of the Services on a commercially reasonable and arm’s length basis. The Target Group in its capacity as the relevant provider of the Services has the absolute discretion to change the terms and conditions relating to the provision of the Services at any time.

1.32	(A) Immediately upon Completion and up to December 31, 2014, unless earlier terminated in accordance with Clause 8.6, as part of the transitional arrangement, the Seller shall procure the members of the Seller’s Group (other than the Target Group Companies) to continue to act as the guarantors of the Target Group Companies and to continue to provide and honor (i) guarantees given by the Seller’s Group (other than the Target Group) in favor of banks and financial institutions in respect of all existing credit facilities granted to the Target Group and (ii) guarantees given by the Seller’s Group (other than the Target Group) in favor of the Target Group Companies’ suppliers and customers subject to a maximum cap of US$180,000,000 (collectively, the “Seller Transitional Guarantees”).

(B) In consideration of the Transitional Guarantee Services provided by the Seller, the Purchaser agrees to pay a guarantee service fee (the “Transitional Guarantee Fee”) of US$750,000 (or pro-rated if terminated earlier) to the Seller in respect of each 3 month-period following the Completion Date (which the Purchaser and the Seller hereby acknowledge to be fair and reasonable).

1.33	Immediately upon Completion and up to December 31, 2014, unless earlier terminated in accordance with Clause 8.6, as part of the transitional arrangement, the Purchaser shall procure the members of the Target Group to continue to act as the guarantors of members of the Seller’s Group and to continue to provide and honor (i) guarantees given by the Target Group in favor of banks and financial institutions in respect of all existing credit facilities granted to the Seller’s Group and (ii) guarantees given by the Target Group in favor of the suppliers and customers of the Seller’s Group subject to a maximum cap of US$240,000,000 (the “Purchaser Transitional Guarantees” and together with the Seller Transitional Guarantees, the “Transitional Guarantees”).

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1.34	Notwithstanding the foregoing, it is agreed that the Purchaser shall procure the Target Group and the Seller shall procure the Seller Group not to take any action or make any borrowing which would result in the maximum cap on the relevant Transitional Guarantees by the other Party being exceeded, unless with the prior written consent of the other Party (and in such event, such prior written consent of the Seller may only be given with the approval or consent of the audit committee of the Seller). The Parties shall procure that the Transitional Guarantees shall be reviewed on a quarterly basis after Completion by the Parties. In addition, the Parties agree that the Transitional Guarantees shall terminate in any event by December 31, 2014 unless (i) the Seller and the Purchaser mutually agree to terminate earlier, (ii) in the case of the Seller Transitional Guarantees, the Seller gives not less than three (3) months’ notice to the Purchaser to terminate any of the relevant guarantee arrangement; or (iii) in the case of the Purchaser Transitional Guarantees, the Purchaser gives not less than three (3) months’ notice to the Seller to terminate any of the relevant guarantee arrangement. Pursuant to any termination of the Transitional Guarantees, the Parties shall do or procure to be done all such further acts and things, and execute or procure the execution of all such other documents, as may be reasonably required for the purpose of discharging the existing guarantees and replacing such guarantees with appropriate replacement guarantee arrangements as the Purchaser may reasonably determine.

1.35	Subject to the Purchaser and the Seller complying with Clause 8.2, the Purchaser shall, for a period of two (2) years from the Completion Date:

(A)	use commercially reasonable efforts to procure the Target Group not to lay off more than 10% of all its existing employees as at the Completion Date; and

(B)	use commercially reasonable efforts to procure the Target Group to maintain the growth of the Target Business;

provided that the obligations of the Purchaser under this Clause 8.7 shall cease automatically with immediate effect if any one of the Seller Transitional Guarantees is terminated or otherwise cease to be effective during such two (2) year period.

1.36	Except as otherwise permitted by this Agreement or with the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed), the Seller undertakes to procure, that, between the date of the Completion and the date the Purchase Consideration has been paid in full, each Target Group Company:

(A)	shall carry on its business in the ordinary course consistent with past practice in all material respects and to preserve its relationships with its major customers, suppliers and others having business dealings with the Target Group;

(B)	shall not enter into any contract, arrangement or commitment of an unusual or onerous nature or other than in the normal and ordinary course of business;

(C)	shall not make any change in the terms and conditions of employment or pension benefits of any of its directors or employees, or employ or terminate the employment of any person, other than the termination of the Outgoing Employees;

15

(D)	shall not pass any resolution for or which would result in the winding up, liquidation or entering into administration or receivership of any Target Group Company; undertake any amalgamation, merger or restructuring (other than for the purpose of implementing the Restructuring) or liquidation exercise concerning any Target Group Company; or apply for the appointment of a receiver, manager or judicial manager or like officer of any Target Group Company or any material assets thereof;

(E)	shall not enter into, or exercise an option in relation to, any agreement or incur any commitment involving any capital expenditure exceeding US$100,000 (or its equivalent in any foreign currency), or such other amount as agreed between the Parties in writing, in a single or a series of related transactions;

(F)	shall not enter into, or exercise an option in relation to, or amend any agreement or incur any commitment with a value exceeding US$100,000 (or its equivalent in any foreign currency), or such other amount as agreed between the Parties in writing, in a single or a series of related transactions which is not capable of being terminated without compensation at any time with one month’s notice or less or which is not in its ordinary and usual course of business;

(G)	shall not acquire or dispose of, or agree to acquire or dispose of, any material asset, or enter into or amend any agreement or incur any commitment to do so;

(H)	shall not acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture;

(I)	shall not incur any additional borrowings or incur any other indebtedness in the nature of borrowings otherwise than in its ordinary and usual course of business;

(J)	shall not create, allot or issue any share capital or any option to subscribe for any such share capital;

(K)	shall not repay, redeem or repurchase any of its share capital;

(L)	shall not declare, make or pay any dividend or other distribution to any of its shareholders, save where the moneys from the dividends are applied towards the satisfaction of the Purchase Consideration;

(M)	shall not make any loan (other than the granting of any trade credit in the ordinary and usual course of business) to any person save where the moneys from the loans are applied towards the satisfaction of the Purchase Consideration; and

(N)	shall not enter into any guarantee, indemnity or other agreement to secure any obligation of a third party or create any Encumbrance over any of its assets or undertaking in any such case.

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Warranties

1.37	The Seller warrants, represents and undertakes to the Purchaser that the information set out in Schedule 1 and each of the statements set out in Schedule 3 are true, accurate and not misleading in all respects as of the date of this Agreement and the Completion Date, except as fairly, properly, specifically and accurately disclosed in the Disclosure Schedule.

1.38	Each of the Seller’s Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 3 or by any other term in this Agreement.

1.39	The Seller acknowledges that the Purchaser has entered into this Agreement in reliance upon the Seller’s Warranties.

1.40	The Seller shall use its reasonable best efforts to procure that (save only as may be necessary to give effect to this Agreement) neither it nor any Target Group Company shall do, allow or procure any act or omission before Completion which would constitute a breach of any of the Seller’s Warranties if they were given at Completion or which would make any of the Seller’s Warranties inaccurate or misleading if they were so given.

1.41 (A) If after the signing of this Agreement:

(i)	the Seller becomes aware that any of the Seller’s Warranties was untrue, inaccurate or misleading as of the signing of this Agreement; or

(ii)	any event occurs or matter arises (including any omission to act) of which the Seller becomes aware which results or may result in any of the Seller’s Warranties being inconsistent, untrue, inaccurate or misleading at Completion, had the Seller’s Warranties been repeated on Completion or would reasonably be expected to have a Material Adverse Effect, the Seller shall forthwith notify the Purchaser in writing and in any event prior to Completion setting out full details of the matter and the Seller shall make any investigation concerning the event or matter and take such action, at its own cost, as the Purchaser may require.

(B) Any notification pursuant to this Clause 9.7 shall not operate as a disclosure to the Seller’s Warranties and the Seller’s Warranties shall not be subject to such notification.

1.42	The Purchaser warrants and represents to the Seller that the statements set out in Schedule 4 are true, accurate and not misleading in all respects as of the date of this Agreement and the Completion Date.

1.43	(A) Notwithstanding any other provision to the contrary contained herein, the liabilities of either Party to the other Party under this Agreement shall be limited to a maximum aggregate amount of US$80,000,000.

(B) No liability shall attach to either of the Parties where the total amount of the losses or damages suffered by the other Party in any claim under this Agreement is less than US$500,000.

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Indemnities

1.44	General

Each of the Parties agrees to indemnify the other non-breaching Party against all losses, damages, costs and expenses (including reasonable legal costs and expenses), and any depletion or diminution in the value of the Sale Shares which such non-breaching Party may suffer through or arising from any breach of its respective obligations, commitments, undertakings, warranties, indemnities and covenants under or pursuant to this Agreement and the other ancillary documents, including:

(A)	the settlement of any claim for breach of the undertakings given by the defaulting Party under this Agreement and the other ancillary documents (where applicable);

(B)	the settlement of any claim that any of the Seller’s Warranties or the Purchaser’s Warranties, as the case may be, made by it are, on or before the Completion Date, untrue or misleading or have been breached;

(C)	any proceedings in which the non-breaching Party claims that any of the Seller’s Warranties or the Purchaser’s Warranties, as the case may be, made by them are, on or before the Completion Date, untrue or misleading or have been breached; and

(D)	the enforcement of any such settlement, arbitral award or judgment against the defaulting Party.

1.45	Specific Events

The Seller undertakes to the Purchaser to indemnify the Purchaser and/or Target Group Companies against all reasonable losses, damages, costs and expenses (including reasonable legal costs and expenses), which the Purchaser and/or the Target Group Company may suffer through or arising from the Restructuring and/or the termination of the employment of the Outgoing Employees.

1.46	Taxation

The Seller agrees and undertakes to pay to the Purchaser an amount equal to any Taxation or any additional Taxation for which the Purchaser or any Target Group Company becomes liable (or would be liable but for the availability of a Tax relief) as a result of the Seller’s failure to pay, delayed payment of, or omit to make any applicable submissions, returns or filings in respect of any Tax on the transaction contemplated under this Agreement as assessed against the Seller or any Target Group Company by any relevant Tax Authority or any Applicable Law.

General

1.47	Further Assurances

(A)	Each Party shall do or procure to be done all such further acts and things, and execute or procure the execution of all such other documents, as the other Parties may from time to time reasonably require, whether on or after the Completion Date, for the purpose of giving to the other Parties the full benefit of all of the provisions of this Agreement and other ancillary documents.

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(B)	Pending registration of the Purchaser as legal and beneficial holder of the Sale Shares, the Seller shall procure Cogo, from Completion, exercise all voting and other rights in relation to the Sale Shares strictly in accordance with the Purchaser’s instructions.

1.48	Whole Agreement

This Agreement contains the whole agreement between the Seller and the Purchaser relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Seller and the Purchaser in relation to the matters dealt with in this Agreement.

1.49	Reasonableness

Each of the Seller and the Purchaser agrees that the provisions of this Agreement and all documents entered into pursuant to this Agreement are fair and reasonable.

1.50	Assignment

(A)	This Agreement shall be binding on and shall enure for the benefit of each Party’s successors and permitted assigns and personal representatives (as the case may be).

(B)	No other Party may assign or transfer any of its rights or delegate any of its obligations under this Agreement without the express prior written consent of the other Parties Provided That The Purchaser may assign or transfer any or all of its rights and delegate any or all of its obligations under this Agreement to any of its subsidiaries, holding company or fellow subsidiaries of such holding company. Any purported transfer in contravention of this Clause (B) shall be null and void ab initio.

1.51	Time is of Essence

Time shall be of the essence of this Agreement.

1.52	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

1.53	Costs, Transaction Taxes and Duties

(A)	Each of the Parties agrees that it shall bear its own costs in connection with the preparation and negotiation of, and the entry into, this Agreement.

(B)	The Parties shall bear the cost of all notarial fees, and all registration, stamp and transfer taxes and duties payable as a result of the transaction contemplated by this Agreement in equal shares.

(C)	The Seller shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such taxes and duties. The Purchaser shall as soon as practicable reimburse the Seller for the Purchaser’s share of such fees, taxes and duties on request and production of appropriate receipts.

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1.54	Notices

(A)	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

a.	in writing in English;

b.	delivered by hand, registered post or by courier using an internationally recognized courier company; or

c.	via electronic mail.

(B)	A Notice to the Seller shall be sent to the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:

Cogo Group, Inc.

Correspondence Address: 9th Floor, Tower C, Skyworth Building, High-tech Industrial Park, Nanshan, Shenzhen, 518057

Attention:	Audit Committee

Email addresses:	To be incorporated by reference

(C)	A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Seller from time to time:

Brilliant Group Global Limited

Correspondence Address: 10th Floor, Cosco Tower, Grand Millennium Plaza, 183 Queen's Road Central, Hong Kong

Attention:	Director

Email address:	To be incorporated by reference

(D)	A Notice shall be effective upon receipt and shall be deemed to have been received:

a.	24 hours after posting, if delivered by registered post; or

b.	at the time of delivery, if delivered by hand or courier; or

c.	at the time of sending, if sent by email, provided that receipt shall not occur if the sender receives an automated message indicating that the email has not been delivered to the recipient.

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1.55	Invalidity

(A)	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

(B)	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 11.9(A), then the Parties shall use reasonable endeavors to agree to replace such illegal or unenforceable (as the case may be) provision with a legal, valid and enforceable one which comes as close as possible to the purpose of such illegal, invalid or unenforceable (as the case may be) provision.

1.56	Counterparts

This Agreement may be entered into (including by facsimile signatures) in any number of counterparts, all of which taken together shall constitute one and the same instrument.

1.57	Damages may not be Adequate

Without prejudice to any other rights or remedies which a Party may have under this Agreement, the Parties acknowledge and agree that damages may not be an adequate remedy for any breach of this Agreement and the remedies of injunction, specific performance and other non-monetary remedies (in addition to damages) as permitted by Applicable Law are appropriate for any threatened or actual breach of any provision of this Agreement and no proof of special damages shall be necessary for the enforcement of the rights under this Clause 11.11.

1.58	Governing Law and Dispute Resolution

(A)	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with Hong Kong law.

(B)	Any dispute, controversy or claim arising out of or relating to this contract, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this Clause 11.12(B). The appointing authority shall be Hong Kong International Arbitration Centre. The place of arbitration shall be in Hong Kong at Hong Kong International Arbitration Centre (the “HKIAC”)). There shall only be one arbitrator Any such arbitration shall be administered by the HKIAC in accordance with the HKIAC Procedures for Arbitration in force at the Completion Date including such additions to the UNCITRAL Arbitration Rules as are therein contained. An award by the arbitrator shall be final and conclusive and binding upon the parties and shall not be subject to further appeal.

(C)	Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of Hong Kong to support and assist the arbitration process pursuant to Clause 11.12(B), including if necessary the grant of interlocutory relief pending the outcome of that process.

[Signature Pages Follow]

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This Agreement has been executed on the date stated at the beginning.

The Seller

SIGNED by /s/Nathan Zhang	)
)
)
for an on behalf of	)
Cogo Group, Inc.	)
in the presence of:	)

The Purchaser

SIGNED by /s/ Jeffrey Kang	)
)
)
for an on behalf of	)
Brilliant Group Global Limited	)
in the presence of:	)

Schedule 1

Part A - Details of the Cogo Engineering Group, Comtech Broadband Group, Comtech Wireless Group, Long Rise Group, Mega Smart Group, Reliable Group and Gold Tech Group

Cogo Engineering Group

Cogo Engineering Services Limited

Name of Company:	Cogo Engineering Services Limited

Registered number:	688154

Registered office:	Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands,

Date and place of incorporation:	December 8, 2005, the British Virgin Islands

Authorised share capital:	US$50,000 divided into 2,000,000common shares of par value US$0.01 each and 3,000,000 Series A Preference Shares of US$0.01 par value each.

Issued share capital:	US$10,700.00

Shareholder(s) and shares held:	Cogo, Inc. (100%)

Director(s):	Hu, Danni

Secretary:	Venture Partners CPA Limited

Subsidiaries:	Shenzhen Huameng Software Company Limited (100%) COGO Engineering Services (Hong Kong) Limited (100%) COGO Engineering Services (Malaysia) Sdn. Bhd. (56%)

24

华盟软件(深圳)有限公司 (Shenzhen Huameng Software Company Limited*)

Name of Company:	华盟软件(深圳)有限公司 (Shenzhen Huameng Software Company Limited*)

Registered number:	440301503315017

Registered office:	Suite C1002 Skyworth Building, High-Tech Industrial Park, Nanshan, China

Date and place of establishment:	November 26,2003, PRC

Registered capital:	RMB 10,000,000

Paid-up capital:	RMB 10,000,000

Shareholder(s) and equity interest held:	Comtech (China) Holding Ltd. (100%)

Legal representative:	Chan Kim Hung Edward

Director(s):	Chan Kim Hung Edward, Chiu Bing Fu Henry and Lan Lan

Subsidiaries:	Nil

*The English name is for identification purpose only.

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COGO Engineering Services (Hong Kong) Limited

Name of Company:	COGO Engineering Services (Hong Kong) Limited

Registered number:	1031461

Registered office:	5/F, Block A, Goodman Kwai Chung Logistics Centre, 585-609 Castle Peak Road, Kwai Chung, N.T., Hong Kong

Date and place of incorporation:	March 17, 2006, Hong Kong

Authorized share capital:	HK$10,000 divided into 10,000 ordinary shares of nominal value HK$1.00 each

Issued share capital:	HK$1,000

Shareholder(s) and shares held:	COGO Engineering Services Limited (100%)

Director(s):	Yang, Shi

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	COGO Engineering Services (Malaysia) Sdn. Bhd. (56%)

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COGO Engineering Services (Malaysia) Sdn. Bhd.

Name of Company:	COGO Engineering Services (Malaysia) Sdn. Bhd.

Registered number:	737697-M

Registered office:	59 – 3, Tingkat 3, Block F, Platinum Walk, No. 2, Jalan Langkawi, 53300 Setapak, Kuala Lumpur, Malaysia

Date and place of incorporation:	June 14, 2006, Kuala Lumpur, Malaysia

Authorized share capital:	Ringgit Malaysia (RM) 500,000.00

Issued share capital:	RM350,000.00

Shareholder(s) and shares held:	COGO Engineering Services (Hong Kong) Limited (56%) Silver Ridge Sdn Bhd (44%)

Director(s):	Dato’ Mohd Suhaimi bin Abdullah Wong, Chee Keong Wang, Xianhang Chan Kim Hung (Edward) Chiu Bing Fu (Henry)

Secretary:	Khalek bin Awang

Subsidiaries:	Nil

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Comtech Broadband Group

Comtech Broadband Holding Limited

Name of Company:	Comtech Broadband Holding Limited

Registered number:	1779794

Registered office:	Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands,

Date and place of incorporation:	June 27, 2013, the British Virgin Islands

Authorized share capital:	US$50,000.00divided into 50,000 ordinary shares of par value US$1.00 each.

Issued share capital:	US$1.00

Shareholder(s) and shares held:	Cogo, Inc. (100%)

Director(s):	Yang, Shi

Secretary:	Venture Partners CPA Limited

Subsidiaries:	Nil

*The English name is for identification purpose only

As at the date hereof, Cogo is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital Comtech Broadband Holding Limited and 70% of all issued and paid-up share capital of Comtech Broadband Corporation Limited. Immediately prior to Completion, Cogo shall have transferred 70% of all issued and paid-up share capital of Comtech Broadband Corporation Limited to Comtech Broadband Holding Limited.

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Comtech Broadband Corporation Limited

Name of Company:	Comtech Broadband Corporation Limited

Registered number:	958008

Registered office:	5/F, Block A, Goodman Kwai Chung Logistics Centre, 585-609 Castle Peak Road, Kwai Chung, N.T., Hong Kong

Date and place of establishment:	March 23, 2005, Hong Kong

Registered capital:	HK$ 10,000,000

Paid-up capital:	HK$2,000,000

Shareholder(s) and equity interest held:	Cogo, Inc. (70%) Broad Wise Holdings Limited (30%)

Director(s):	Yang, Shi Deng, Xiaokun Kang, Jingwei

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	Comtech Broadband Technology Services (Shenzhen) Limited* (100%)

*The English name is for identification purpose only.

As at the date hereof, Cogo is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital Comtech Broadband Holding Limited and 70% of all issued and paid-up share capital of Comtech Broadband Corporation Limited. Immediately prior to Completion, Cogo shall have transferred 70% of all issued and paid-up share capital of Comtech Broadband Corporation Limited to Comtech Broadband Holding Limited.

29

科博宽带技术服务(深圳)有限公司
(Comtech Broadband Technology Services (Shenzhen) Limited*)

Name of Company:	科博宽带技术服务(深圳)有限公司 (Comtech Broadband Technology Services (Shenzhen) Limited*)

Registered number:	440301503412994

Registered office:	深圳市南山区高新中一道2号长园公司6栋3楼北

Date and place of establishment:	October 8, 2011, PRC

Registered capital:	US$3,000,000

Paid-up capital:	US$ 600,000

Shareholder(s) and equity interest held:	Comtech Broadband Corporation Limited(100%)

Legal representative:	Xie, Zhijuan

Director(s):	Xie, Zhijuan Guo, Jingjing Huang, Huanhua

Subsidiaries:	Nil

*The English name is for identification purpose only.

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Comtech Wireless Group

Comtech Wireless Limited

Name of Company:	Comtech Wireless Limited

Registered number:	665992

Registered office:	Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands

Date and place of incorporation:	July 7, 2005, the British Virgin Islands

Authorised share capital:	US$50,000 divided into 50,000 ordinary shares of nominal value US$1.00 each

Issued share capital:	US$100.00

Shareholder(s) and shares held:	Cogo, Inc. (100%)

Director(s):	Kang, Jingwei

Secretary:	Venture Partners CPA Limited

Subsidiaries:	Comtech Broadband Technology (Shenzhen) Co., Ltd.*(100%)

*The English name is for identification purpose only.

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科通宽带技术(深圳)有限公司
(Comtech Broadband Technology (Shenzhen) Co., Ltd.*)

Name of Company:	科通宽带技术(深圳)有限公司 (Comtech Broadband Technology (Shenzhen) Co., Ltd.*)

Registered number:	440301503250409

Registered office:	Skyworth Building, Block A Suite 1104, High-Tech Industrial Park, Nanshan, China

Date and place of establishment:	November 3, 2005, PRC

Registered capital:	US$250,000

Paid-up capital:	US$250,000

Shareholder(s) and equity interest held:	Comtech Wireless Limited(100%)

Legal representative:	Deng, Xiaokun

Director(s):	Deng, Xiaokun Liu, Yuping Xie, Zhijuan

Subsidiaries:	Nil

*The English name is for identification purpose only.

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Long Rise Group

Long Rise Holdings Limited

Name of Company:	Long Rise Holdings Limited

Registered number:	1478734

Registered office:	Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands,

Date and place of incorporation:	April 28, 2008, the British Virgin Islands

Authorized share capital:	US$10,000,000.00divided into 10,000,000 ordinary shares of par value US$1.00 each.

Issued share capital:	US$10,000,000.00

Shareholder(s) and shares held:	Cogo, Inc. (100%)

Director(s):	Yang, Shi

Secretary:	Venture Partners CPA Limited

Subsidiaries:	Rise Year Limited (100%) Rye Communication Technology (Shenzhen) Company Limited* (100%)

*The English name is for identification purpose only

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Rise Year Limited

Name of Company:	Rise Year Limited

Registered number:	973055

Registered office:	5/F, Block A, Goodman Kwai Chung Logistics Centre, 585-9 Castle Peak Road, Kwai Chung, N.T., Hong Kong

Date and place of incorporation:	May 26, 2005, Hong Kong

Authorized share capital:	HK$ 2,500,000

Issued share capital:	HK$ 2,500,000

Shareholder(s) and shares held:	Long Rise Holdings Limited (100%)

Director(s):	Yang, Shi

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	Rye Communication Technology (Shenzhen) Company Limited* (100%)

*The English name is for identification purpose only.

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麦田微通信技术(深圳)有限公司
(Rye Communication Technology (Shenzhen) Company Limited*)

Name of Company:	麦田微通信技术(深圳)有限公司 (Rye Communication Technology (Shenzhen) Company Limited*)

Registered number:	440301503351275

Registered office:	Skyworth Building, Block C Suite 903, High-Tech Industrial Park, Nanshan, Shenzhen, China

Date and place of establishment:	June11, 2009, PRC

Registered capital:	US$ 500,000

Paid-up capital:	US$ 500,000

Shareholder(s) and equity interest held:	Rise Year Limited(100%)

Legal representative:	Liu, Yuping

Director(s):	Liu, Yuping Guo, Jingjing Xie, Zhijuan

Subsidiaries:	Nil

*The English name is for identification purpose only.

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Mega Smart Group

Mega Smart Group Limited

Name of Company:	Mega Smart Group Limited

Registered number:	1449942

Registered office:	Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands

Date and place of incorporation:	December 12, 2007, the British Virgin Islands

Authorized share capital:	US$50,000.00divided into 50,000 ordinary shares of par value US$1.00 each.

Issued share capital:	US$50,000.00

Shareholder(s) and shares held:	Cogo, Inc. (100%)

Director(s):	Yang, Shi

Secretary:	Venture Partners CPA Limited

Subsidiaries:	Comtech Industrial (Hong Kong) Limited (100%) #Mega Smart (Shenzhen) Limited* (100%)

*The English name is for identification purpose only

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Comtech Industrial (Hong Kong) Limited

Name of Company:	Comtech Industrial (Hong Kong) Limited

Registered number:	1331545

Registered office:	5/F, Block A, Goodman Kwai Chung Logistics Centre, 585-9 Castle Peak Road, Kwai Chung, N.T., Hong Kong

Date and place of incorporation:	April 6, 2009, Hong Kong

Authorized share capital:	HK$ 10,000

Issued share capital:	HK$ 10,000

Shareholder(s) and shares held:	Mega Smart Group Limited (100%)

Director(s):	Mega Smart Group Limited

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	#Mega Smart (Shenzhen) Limited* (100%)

*The English name is for identification purpose only.

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上海科姆特电子技术有限公司
(Shanghai Comtech Electronic Technology Company Limited*)

Name of Company:	上海科姆特电子技术有限公司 (Shanghai Comtech Electronic Technology Company Limited*)

Registered number:	310000400574833

Registered office:	Suite 304B, 349 Madong Road, Shanghai, China

Date and place of establishment:	May28, 2005, PRC

Registered capital:	US$ 5,000,000

Paid-up capital:	US$ 5,000,000

Shareholder(s) and equity interest held:	MDC Tech Inc. Limited (100%)

Legal representative:	Yao, Guoqing

Director(s):	Yao, Guoqing Feng, Yulian Xie, Zhijuan

Subsidiaries:	Shanghai E&T System Co. Limited* (81%)

*The English name is for identification purpose only.

As at the date hereof, Cogo is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital of MDC Tech Inc. Limited, which is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital of Shanghai Comtech Electronic Technology Company Limited. Immediately prior to Completion, the entire issued and paid-up share capital of Shanghai Comtech Electronic Technology Company Limited shall have been transferred to Comtech Industrial (Hong Kong) Limited.

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上海忆特斯自动化控制技术有限公司
(Shanghai E&T System Company Limited*)

Name of Company:	上海忆特斯自动化控制技术有限公司 (Shanghai E&T System Company Limited*)

Registered number:	310229000728117

Registered office:	上海青浦区青浦镇浦仓路485号226E

Date and place of establishment:	June 5, 2003, PRC

Registered capital:	RMB10,000,000

Paid-up capital:	RMB 10,000,000

Shareholder(s) and equity interest held:	Shanghai Comtech Electronic Technology Company Limited*(81%) Shenzhen Comtech International Limited* (19%)

Legal representative:	Yao, Guoqing

Director(s):	Yao, Guoqing

Subsidiaries:	Nil

*The English name is for identification purpose only.

As at the date hereof, Shanghai Comtech Electronic Technology Company Limited and Shenzhen Comtech International Limited are the respective legal and beneficial owner of, inter alia, 81% and 19% of all issued and paid-up share capital of Shanghai E&T System Company Limited. Immediately prior to Completion, Shenzhen Comtech International Limited shall have transferred 19% of all issued and paid-up share capital of Shanghai E&T System Company Limited to Shanghai Comtech Electronic Technology Company Limited.

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Reliable Group

Reliable GroupLimited

Name of Company:	Reliable Group Limited

Registered number:	636605

Registered office:	OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands

Date and place of incorporation:	January7, 2005, British Virgin Islands

Authorized share capital:	US$50,000.00divided into 50,000 ordinary shares of par value US$1.00 each.

Issued share capital:	US$1.00

Shareholder(s) and shares held:	Cogo, Inc. (100%)

Director(s):	Yang, Shi Kang, Jingwei

Secretary:	Venture Partners CPA Limited

Subsidiaries:

Mega Sky Industrial Limited (100%)

Shenzhen Comtech International Limited (100%)

Shanghai E&T System Co. Limited* (19%)

#Mega Sky (Shenzhen) Limited* (100%)

#Comtech Innovative Communication Technologies (Shenzhen) Limited* (100%)

*The English name is for identification purpose only

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Mega Sky Industrial Limited

Name of Company:	Mega Sky Industrial Limited

Registered number:	1304783

Registered office:	5/F, Block A, Goodman Kwai Chung Logistics Centre, 585-9 Castle Peak Road, Kwai Chung, N.T., Hong Kong

Date and place of incorporation:	April 6, 2009, Hong Kong

Authorized share capital:	HK$ 10,000.00

Issued share capital:	HK$ 1.00

Shareholder(s) and shares held:	Reliable Group Limited (100%)

Director(s):	Yang, Shi

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	#Mega Smart (Shenzhen) Limited* (100%)

*The English name is for identification purpose only.

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深圳市科通国际电子有限公司
(Shenzhen Comtech International Limited*)

Name of Company:	深圳市科通国际电子有限公司 (Shenzhen Comtech International Limited*)

Registered number:	440301103059773

Registered office:	深圳市南山区高新中一道2号长园公司6栋3楼南

Date and place of establishment:	July4, 1996, PRC

Registered capital:	RMB14,000,000

Paid-up capital:	RMB14,000,000

Shareholder(s) and equity interest held:	Li, Honghui (99%) Chen, Huimo (1%)

Legal representative:	Guo, Qingqing

Director(s):	Guo, Qingqing Huang, Huanhua Xie, Zhijuan

Subsidiaries:	Shanghai E&T System Co. Limited* (19%)

As at the date hereof, Mr. Li, Honghui and Ms. Chen, Huimo are the respective legal owners of, inter alia, 99% and 1% of all issued and paid-up share capital of Shenzhen Comtech International Limited. Mr. Li Honghui and Ms. Chen, Huimo entered into respective Deed of Trust dated November 14, 2012 to hold their respective Equity Interests of Shenzhen Comtech International Limited for the benefit of Reliable Group Limited.

As at the date hereof, Shanghai Comtech Electronic Technology Company Limited and Shenzhen Comtech International Limited are the respective legal and beneficial owner of, inter alia, 81% and 19% of all issued and paid-up share capital of Shanghai E&T System Company Limited. Immediately prior to Completion, Shenzhen Comtech International Limited shall have transferred 19% of all issued and paid-up share capital of Shanghai E&T System Company Limited to Shanghai Comtech Electronic Technology Company Limited*.

*The English name is for identification purpose only.

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Gold Tech Group

Gold TechHoldingsLimited

Name of Company:	Gold Tech Holdings Limited

Registered number:	1568079

Registered office:	Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands

Date and place of incorporation:	January 25, 2010, British Virgin Islands

Authorized share capital:	US$50,000.00divided into 50,000 ordinary shares of par value US$1.00 each.

Issued share capital:	US$1.00

Shareholder(s) and shares held:	Cogo, Inc. (60%)

Director(s):	Yuan, Yi Yang, Shi Liu, Yuping

Secretary:	Venture Partners CPA Limited

Subsidiaries:	Comtech Digital Technology (Hong Kong) Limited (100%) Comtech Digital Technology (Shenzhen) Limited* (100%)

*The English name is for identification purpose only

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Comtech Digital Technology (Hong Kong) Limited

Name of Company:	Comtech Digital Technology (Hong Kong) Limited

Registered number:	1421969

Registered office:	5/F, Block A, Goodman Kwai Chung Logistics Centre, 585-9 Castle Peak Road, Kwai Chung, N.T., Hong Kong

Date and place of incorporation:	February 11, 2010, Hong Kong

Authorized share capital:	HK$ 10,000.00

Issued share capital:	HK$ 10,000.00

Shareholder(s) and shares held:	Gold Tech Holdings Limited(60%) Boost Up Group Limited (40%)

Director(s):	Yuan, Yi Yang, Shi Liu, Yuping

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	Comtech Digital Technology (Shenzhen) Limited* (100%)

*The English name is for identification purpose only.

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科通数字技术(深圳)有限公司
(Comtech Digital Technology (Shenzhen) Limited*)

Name of Company:	科通数字技术(深圳)有限公司公司 (Comtech Digital Technology (Shenzhen) Limited*)

Registered number:	440301503377162

Registered office:	深圳市南山区高新南一道008号创维大厦C座1503室

Date and place of establishment:	June22, 2010, PRC

Registered capital:	US$ 300,000

Paid-up capital:	US$ 300,000

Shareholder(s) and equity interest held:	Comtech Digital Technology (Hong Kong) Limited (100%)

Legal representative:	Liu, Yuping

Director(s):	Liu, Yuping Yuan, Yi Xie, Zhijuan

Subsidiaries:	Nil

*The English name is for identification purpose only.

45

Part B - Corporate Group Structure
(Immediately after Completion)

46

Part C – Excluded Companies

Name of Company:	Mega Smart (Shenzhen) Limited

Registered number:	440301503354763

Registered office:	深圳市南山区高新南一道008号创维大厦C座1001A室

Date and place of incorporation:	July 16, 2009, PRC

Name of Company:	Mega Sky (Shenzhen) Limited

Registered number:	440301503364255

Registered office:	深圳市南山区高新南一道008号创维大厦A座502A室

Date and place of incorporation:	November 26, 2009, PRC

Name of Company:	Comtech Innovative Communication Technologies (Shenzhen) Limited

Registered number:	440301503447237

Registered office:	深圳市南山区高新南一道008号创维大厦C座902室

Date and place of incorporation:	January 16, 2013, PRC

As at the date hereof, the Excluded Companies are members of the Mega Smart Group and the Reliable Group. Immediately prior to Completion, the Excluded Companies shall have been divested from the Mega Smart Group and the Reliable Group.

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Schedule 2

Completion Obligations

1.	Deliverables

1.1	On Completion, the Seller shall deliver or make available to the Purchaser the following:

(A)	the original executed instruments of transfer in respect of (i) the Cogo Engineering Sale Shares, (ii) the Comtech Broadband Sale Shares, (iii) the Comtech Wireless Sale Shares, (iv) the Long Rise Sale Shares, (v) the Mega Smart Sale Shares, (vi) the Reliable Sale Share and (vii) the Gold Tech Sale Share, all duly executed by Cogo in favor of the Purchaser (or such person(s) as the Purchaser may direct);

(B)	the original share certificates in respect of the Cogo Engineering Sale Shares issued under the common seal of Cogo Engineering, (ii) the Comtech Broadband Sale Share issued under the common seal of Comtech Broadband, (iii) the Comtech Wireless Sale Shares issued under the common seal of Comtech Wireless, (iv) the Long Rise Sale Shares issued under the common seal of Long Rise, (v) the Mega Smart Sale Shares issued under the common seal of Mega Smart, (vi) the Reliable Sale Share issued under the common seal of Reliable and (vii) the Gold Tech Sale Share issued under the common seal of Gold Tech all in the name of Cogo;

(C)	a certified true copy of the resolutions in writing or minutes of the meetings of the directors (and/or shareholder(s)) of the Seller duly passed in the Agreed Form approving and authorizing the execution and delivery by the Seller of, and the performance of its undertakings, obligations and covenants under, this Agreement and all documents incidental hereto, and the transactions contemplated therein and herein;

(D)	a certified true copy of the resolutions in writing or minutes of the meetings of the directors of Cogo duly passed in the Agreed Form approving, and the performance of Cogo’s obligations and covenants under, this Agreement and all documents incidental hereto, and the transactions contemplated therein and herein;

(E)	the certified true copy of the resolutions in writing or minutes of the meetings of the directors (and/or shareholder(s)) of each of the Target Group Companies (if applicable) approving the matters set out in paragraph 2.1 of this Schedule;

(F)	the original Corporate Documents of each Target Group Company which are in the possession of the Seller and/or Cogo;

(G)	(if required by the Purchaser) letters of resignation in Agreed Form of such existing directors and secretary of the Target Group Companies (including the legal representative, directors, supervisors, general manager, etc. of the companies established in the PRC) as the Purchaser may notify in writing prior to Completion, stating that the writer has no claim, demand, litigation or proceedings whatsoever whether present or future against the relevant Target Group Company in respect of disbursements, compensation for loss of office, unpaid fees or otherwise howsoever;

(H)	documentary evidence (including written confirmation from each Outgoing Employee stating that the writer has no claim, demand, litigation or proceedings whatsoever whether present or future against the relevant Target Group Company in respect of disbursements, compensation for termination of employment, unpaid fees or otherwise howsoever) satisfactory to the Purchaser which substantiates the termination of the employment of the Outgoing Employees;

(I)	the original duly executed certificate by a director of the Seller in Agreed Form confirming that (a) all the Seller’s Warranties are true, accurate and not misleading in any respect as of the date of this Agreement and shall remain true, accurate and not misleading in any respect at all times up to and including the Completion Date as if repeated on each such day, (b) none of the obligations, covenants and undertakings of the Seller under this Agreement has been breached, and (c) the consummation of the transaction contemplated hereunder by the Seller shall have been approved, or met with consents from the relevant Governmental Entity where necessary and shall not have been restrained, enjoined or otherwise prohibited by any Applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Entity; and

(J)	a copy of the Management Accounts.

1.2	On Completion, subject to paragraphs 1.1 and 2.1 of this Schedule being satisfied, the Purchaser shall:

(A)	deliver a certified copy of the resolutions in writing or minutes of the meetings of the directors of the Purchaser duly passed in Agreed Form approving and authorising the execution and completion of this Agreement and all documents incidental hereto;

(B)	satisfy Installment No.1 of the Purchase Consideration in accordance with Clause 3 of this Agreement; and

(C)	deliver the Share Charge duly executed by the Purchaser together with all the relevant deliverables as specified in the Share Charge.

2.	Further Obligations

2.1	On or prior to the Completion, the Seller shall do the following:

(A)	in respect of Cogo Engineering, procure that resolutions of the directors of Cogo Engineering are passed:

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(i)	approving the transfer of the Cogo Engineering Sale Share and the acceptance of the instrument of transfer and registration of the Purchaser (or such other person as it may nominate) as the holder of the Cogo Engineering Sale Share in the register of members of Cogo Engineering with effect from Completion, cancel the existing share certificate issued in the name of Cogo and issue new share certificate in the name of the Purchaser (or such other person as it may nominate) and to record the name of the Purchaser (or such other person as it may nominate) in the register of members of Cogo Engineering as the registered holder of the Cogo Engineering Sale Share;

(ii)	(if required by the Purchaser) approving the appointment of each of the persons nominated by the Purchaser as director or secretary, such appointments to take effect at Completion (subject to the Applicable Law) and resignation of all existing directors and/or secretary and the making of all necessary filings with the applicable Governmental Entity in relation to the change and/or appointment of directors, and secretary; and

(iii)	(if required by the Purchaser) resolving that all existing instructions to banks and the giving of new instructions to such banks in such form as the Purchaser shall direct are approved.

(B)	in respect of Comtech Broadband, procure that resolutions of the directors of Comtech Broadband are passed:

(i)	approving the transfer of the Comtech Broadband Sale Share and the acceptance of the instrument of transfer and registration of the Purchaser (or such other person as it may nominate) as the holder of the Comtech Broadband Sale Share in the register of members of Comtech Broadband with effect from Completion, cancel the existing share certificate issued in the name of Cogo and issue new share certificate in the name of the Purchaser (or such other person as it may nominate) and to record the name of the Purchaser (or such other person as it may nominate) in the register of members of Comtech Broadband as the registered holder of the Comtech Broadband Sale Share;

(ii)	(if required by the Purchaser) approving the appointment of each of the persons nominated by the Purchaser as director or secretary, such appointments to take effect at Completion (subject to the Applicable Law) and resignation of all existing directors and/or secretary and the making of all necessary filings with the applicable Governmental Entity in relation to the change and/or appointment of directors, and secretary; and

(iii)	(if required by the Purchaser) resolving that all existing instructions to banks and the giving of new instructions to such banks in such form as the Purchaser shall direct are approved.

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(C)	in respect of Comtech Wireless, procure that resolutions of the directors of Comtech Wireless are passed:

(i)	approving the transfer of the Comtech Wireless Sale Share and the acceptance of the instrument of transfer and registration of the Purchaser (or such other person as it may nominate) as the holder of the Comtech Wireless Sale Share in the register of members of Comtech Wireless with effect from Completion, cancel the existing share certificate issued in the name of Cogo and issue new share certificate in the name of the Purchaser (or such other person as it may nominate) and to record the name of the Purchaser (or such other person as it may nominate) in the register of members of Comtech Wireless as the registered holder of the Comtech Wireless Sale Share;

(ii)	(if required by the Purchaser) approving the appointment of each of the persons nominated by the Purchaser as director or secretary, such appointments to take effect at Completion (subject to the Applicable Law) and resignation of all existing directors and/or secretary and the making of all necessary filings with the applicable Governmental Entity in relation to the change and/or appointment of directors, and secretary; and

(iii)	(if required by the Purchaser) resolving that all existing instructions to banks and the giving of new instructions to such banks in such form as the Purchaser shall direct are approved.

(D)	in respect of Long Rise, procure that resolutions of the directors of Long Rise are passed:

(i)	approving the transfer of the Long Rise Sale Share and the acceptance of the instrument of transfer and registration of the Purchaser (or such other person as it may nominate) as the holder of the Long Rise Sale Share in the register of members of Long Rise with effect from Completion, cancel the existing share certificate issued in the name of Cogo and issue new share certificate in the name of the Purchaser (or such other person as it may nominate) and to record the name of the Purchaser (or such other person as it may nominate) in the register of members of Long Rise as the registered holder of the Long Rise Sale Share;

(ii)	(if required by the Purchaser) approving the appointment of each of the persons nominated by the Purchaser as director or secretary, such appointments to take effect at Completion (subject to the Applicable Law) and resignation of all existing directors and/or secretary and the making of all necessary filings with the applicable Governmental Entity in relation to the change and/or appointment of directors, and secretary; and

(iii)	(if required by the Purchaser) resolving that all existing instructions to banks and the giving of new instructions to such banks in such form as the Purchaser shall direct are approved.

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(E)	in respect of Mega Smart, procure that resolutions of the directors of Mega Smart are passed:

(i)	approving the transfer of the Mega Smart Sale Share and the acceptance of the instrument of transfer and registration of the Purchaser (or such other person as it may nominate) as the holder of the Mega Smart Sale Share in the register of members of Mega Smart with effect from Completion, cancel the existing share certificate issued in the name of Cogo and issue new share certificate in the name of the Purchaser (or such other person as it may nominate) and to record the name of the Purchaser (or such other person as it may nominate) in the register of members of Mega Smart as the registered holder of the Mega Smart Sale Share;

(ii)	(if required by the Purchaser) approving the appointment of each of the persons nominated by the Purchaser as director or secretary, such appointments to take effect at Completion (subject to the Applicable Law) and resignation of all existing directors and/or secretary and the making of all necessary filings with the applicable Governmental Entity in relation to the change and/or appointment of directors, and secretary; and

(iii)	(if required by the Purchaser) resolving that all existing instructions to banks and the giving of new instructions to such banks in such form as the Purchaser shall direct are approved.

(F)	in respect of Reliable, procure that resolutions of the directors of Reliable are passed:

(i)	approving the transfer of the Reliable Sale Share and the acceptance of the instrument of transfer and registration of the Purchaser (or such other person as it may nominate) as the holder of the Reliable Sale Share in the register of members of Reliable with effect from Completion, cancel the existing share certificate issued in the name of Cogo and issue new share certificate in the name of the Purchaser (or such other person as it may nominate) and to record the name of the Purchaser (or such other person as it may nominate) in the register of members of Reliable as the registered holder of the Reliable Sale Share;

(ii)	(if required by the Purchaser) approving the appointment of each of the persons nominated by the Purchaser as director or secretary, such appointments to take effect at Completion (subject to the Applicable Law) and resignation of all existing directors and/or secretary and the making of all necessary filings with the applicable Governmental Entity in relation to the change and/or appointment of directors, and secretary; and

(iii)	(if required by the Purchaser) resolving that all existing instructions to banks and the giving of new instructions to such banks in such form as the Purchaser shall direct are approved.

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(G)	in respect of Gold Tech, procure that resolutions of the directors of Gold Tech are passed:

(i)	approving the transfer of the Gold Tech Sale Share and the acceptance of the instrument of transfer and registration of the Purchaser (or such other person as it may nominate) as the holder of the Gold Tech Sale Share in the register of members of Gold Tech with effect from Completion, cancel the existing share certificate issued in the name of Cogo and issue new share certificate in the name of the Purchaser (or such other person as it may nominate) and to record the name of the Purchaser (or such other person as it may nominate) in the register of members of Gold Tech as the registered holder of the Gold Tech Sale Share;

(ii)	(if required by the Purchaser) approving the appointment of each of the persons nominated by the Purchaser as director or secretary, such appointments to take effect at Completion (subject to the Applicable Law) and resignation of all existing directors and/or secretary and the making of all necessary filings with the applicable Governmental Entity in relation to the change and/or appointment of directors, and secretary; and

(iii)	(if required by the Purchaser) resolving that all existing instructions to banks and the giving of new instructions to such banks in such form as the Purchaser shall direct are approved.

(H)	in respect of each of the Target Group Companies (other than Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech), procure that resolutions of the directors (and shareholder(s), if necessary) are passed:

(i)	(if required by the Purchaser) approving the appointment of each of the persons nominated by the Purchaser as director, secretary and legal representative (as the case may be), such appointments to take effect at Completion (subject to the Applicable Law) and resignation of such existing directors, secretary and legal representative as the Purchaser may notify in writing before Completion and the making of all necessary filings with the applicable Governmental Entity in relation to the change and/or appointment of directors, secretary and legal representative; and

(ii)	(if required by the Purchaser) revoking all existing instructions to banks and adopting such new instructions to such banks in such form as the Purchaser shall direct.

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Schedule 3

Seller’s Warranties given under Clause 9.1

1.	Warranties on the Sale Shares and Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech

1.1	Corporate Matters

(A)	All of the details of each of Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech shown in Schedule 1 are true, accurate and complete.

(i)	Cogo Engineering is a holding company whose sole purpose is to own, among other things, the entire equity interest of each of Shenzhen Huameng Software Company Limited, Cogo Engineering Services (Hong Kong) Limited, and 56% of the entire equity interest of Cogo Engineering Services (Malaysia) Sdn Bhd., and does not conduct any business operations in its own name.

(ii)	Comtech Broadband is a holding company whose sole purpose is to own 70% of entire issued share capital of each of Comtech Broadband Corporation Limited and Comtech Broadband Technology Services (Shenzhen) Limited, and does not conduct any business operations in its own name.

(iii)	Comtech Wireless is a holding company whose sole purpose is to own the entire equity interest of Comtech Broadband Technology (Shenzhen) Company Limited, and does not conduct any business operations in its own name.

(iv)	Long Rise is a holding company whose sole purpose is to own the entire equity interest of Rise Year Limited and Rye Communication Technology (Shenzhen) Company Limited, and does not conduct any business operations in its own name.

(v)	Mega Smart is a holding company whose sole purpose is to own the entire equity interest of Comtech Industrial (Hong Kong) Limited and Mega Smart (Shenzhen) Limited, and does not conduct any business operations in its own name.

(vi)	Reliable is a holding company whose sole purpose is to own the entire equity interest of Mega Sky Industrial Limited, Mega Sky (Shenzhen) Limited, Comtech Innovative Communication Technologies (Shenzhen) Limited and Shenzhen Comtech International Limited and 19% of the entire equity interest of Shanghai E&T System Company Limited, and does not conduct any business operations in its own name.

(vii)	Gold Tech is a holding company whose sole purpose is to own the entire equity interest of Comtech Digital Technology (Hong Kong) Limited and Comtech Digital Technology (Shenzhen) Limited, and does not conduct any business operations in its own name.

(viii)	Each of Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech is validly existing and is a company duly incorporated under the laws of the jurisdiction in which it is incorporated, and has all requisite corporate powers and authority to own property and carry on its business as presently conducted.

1.2	Constitutional Documents, corporate registers and minute books

(A)	The registers, minute books, books of account and other records of whatsoever kind of each of Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech which are required to be maintained under Applicable Law:

(i)	are up-to-date;

(ii)	are maintained in accordance with Applicable Law on a proper and consistent basis; and

(iii)	contain complete and accurate records of all matters required to be dealt with in such registers, books and records.

(B)	All accounts, documents, returns and filings required by law to be delivered or made by each of Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech to any Governmental Entity (including, but not limited to, any Taxation Authority) have been duly and correctly delivered or made within the time limits (if any) prescribed by any Applicable Law and there has never been any penalty, surcharge, late fee, fine or interest imposed by any Governmental Entity in respect of any accounts, documents, returns or filings that were not supplied to such Governmental Entity within such prescribed time limit.

(C)	There are no breaches by each of Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech of its respective constitutional documents (whether as a result of entering into or performing this Agreement or otherwise).

(D)	The register of members of each of Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech contains complete and accurate records of its members from time to time and all issues and transfers of shares in the capital of each of Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech have been registered in accordance with the respective constitutional documents of each of Cogo Engineering, Comtech Broadband, Comtech Wireless, Long Rise, Mega Smart, Reliable and Gold Tech from time to time in force, all such transfers being duly stamped or certified as to nil stamp duty payable prior to registration.

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2.	Seller and Cogo

2.1	Authority

(A)	Subject to receiving the approval of its shareholders, the Seller has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

(B)	Cogo has the legal right and full power and authority to perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

2.2	Validity

The documents referred to in paragraph 2.1 will, when executed, constitute valid and binding obligations on the Seller, in accordance with their respective terms.

2.3	Constitutional documents

(A)	The execution and delivery, and the performance by the Seller of its obligations under this Agreement and the documents relating to the matters contemplated herein, will not result in a breach of any provision of the constitutional documents of the Seller or its subsidiaries.

(B)	The performance of this Agreement and the documents relating to the matters contemplated herein, will not result in a breach of any provision of the constitutional documents of Cogo or its subsidiaries.

2.4	Non-compliance

The execution and delivery, and the performance by the Seller of its obligations under (as the case may be) this Agreement and the documents relating to the matters contemplated herein, will not:

(A)	result in a breach of, or constitute a default under, any instrument to which the Seller, or Cogo is a party or by which the Seller or Cogo is bound and which is material in the context of the transaction contemplated by this Agreement;

(B)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Seller or Cogo is a party or by which the Seller or Cogo is bound and which is material in the context of the transaction contemplated by this Agreement; or

(C)	require the Seller or Cogo to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Entity or other authority which has not been obtained or made at the date of this Agreement.

2.5	Corporate Action

Each of the Seller and Cogo has taken or will have taken by Completion all corporate action required by it to authorize it to enter into (if applicable) and to perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

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2.6	Title over and of Cogo

(A)	The Seller is the sole legal and beneficial owner of the entire issued share capital of Cogo.

(B)	Cogo is the sole legal and beneficial owner of the Sale Shares and has the right to exercise all voting and other rights over the Sale Shares.

2.7	Validly issued Shares

(A)	The Cogo Engineering Sale Shares comprise the entire issued share capital of the Cogo Engineering, have been properly and validly issued and allotted and has been fully paid.

(B)	The Comtech Broadband Sale Share comprise the entire issued share capital of the Comtech Broadband, have been properly and validly issued and allotted and has been fully paid.

(C)	The Comtech Wireless Sale Shares comprise the entire issued share capital of Comtech Wireless, have been properly and validly issued and allotted and has been fully paid.

(D)	The Long Rise Sale Shares comprise the entire issued share capital of Long Rise, have been properly and validly issued and allotted and has been fully paid.

(E)	The Mega Smart Sale Shares comprise the entire issued share capital of Mega Smart, have been properly and validly issued and allotted and has been fully paid.

(F)	The Reliable Sale Share comprise the entire issued share capital of Reliable, have been properly and validly issued and allotted and has been fully paid.

(G)	The Gold Tech Sale Share comprise the entire issued share capital of Gold Tech have been properly and validly issued and allotted and has been fully paid.

2.8	Encumbrance

There is no Encumbrance on, over or affecting the Sale Shares, and there is no commitment to give or create any and no claim has been made by any person to be entitled to any.

2.9	Consents

All consents for the transfer of the Sale Shares have been obtained or will be obtained by Completion.

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3.	Warranties on the Target Group Companies

3.1	Corporate Matters

(A)	All of the details of the Target Group Companies shown in Schedule 1 are true, accurate and complete.

(B)	Each of the Target Group Companies has been duly incorporated or established and is validly existing under the Applicable Law, has obtained all necessary approvals from the relevant Governmental Entity to own its assets and to lawfully conduct and operate its business as presently conducted and all such approvals are valid and subsisting and, to the best knowledge of the Seller, there is no reason why any of them should be suspended, cancelled or revoked.

(C)	To the best knowledge of the Seller, no event or circumstance exists that may (with or without the giving of notice or the lapse of time or both) (a) constitute or result, directly or indirectly, in a violation of or a failure to comply with any term or condition of any such approvals from the relevant Governmental Entities or (b) result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation or termination or non-renewal of, or any modification to, any such approvals from the relevant Governmental Entities.

(D)	No order has been made or petition presented or resolution passed or meeting convened (or other similar process) for the winding up or bankruptcy of any Target Group Company and no distress, execution or other process has been levied on any of its assets. No Target Group Company is insolvent nor unable to pay its debts due for payment, no receiver or manager or liquidation committee or liquidator or similar committee or official has been appointed by any person of its business or material assets or any substantial part thereof, and no power to make any such appointment has arisen. No Target Group Company has taken steps to enter liquidation and there are no valid grounds on which a petition or application could be based for the winding up or bankruptcy or appointment of a receiver or manager or liquidation committee or liquidator or similar committee or official of any Target Group Company.

(E)	All issued shares or equity interest (as the case may be) in the capital of each Target Group Company have been fully paid up.

(F)	There is no declaration, setting aside or payment or other distribution in respect of any Target Group Company’s capital, or any direct or indirect redemption, purchase or other acquisition of any of such capital by such Target Group Company, other than as provided in this Agreement.

(G)	The register of members, the register of directors and all other statutory books of each of the Target Group Companies are up to date and contain true, full and accurate records of all matters required to be dealt with therein and none of the Target Group Companies has received any notice of any application or intended application for rectification of its register.

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3.2	Compliance

(A)	Each of the Target Group Companies has complied with its constitutional documents in all material respects, and has full power, authority and legal right to own its assets and carry on its business.

(B)	Each Target Group Company has complied in all material respects with all Applicable Law. None of the Target Group Companies has received notice of any violation of any Applicable Law which is still outstanding from any Governmental Entity.

(C)	All necessary approvals from the relevant Governmental Entities obtained by the Target Group Companies collectively constitute all of the approvals necessary or desirable for the Target Group Companies to lawfully conduct and operate its respective business, and are valid and in full force and effect. All terms and conditions applicable to such approvals have been and are being fully complied with by each of the Target Group Companies in all material respects.

3.3	Accounts

(A)	The Management Accounts have been prepared in accordance with all due care, and the cumulative profits assets and liabilities of the Target Group stated in the Management Accounts have not been materially misstated. The accounting and other records of the Target Group have been fully, properly and accurately kept and completed, and such records show a true and fair view of the Target Group’s trading transactions and its financial, contractual and trading position.

(B)	The Management Accounts show a true and fair view of the assets, liabilities, capital commitments and the state of affairs of Target Group as at the Management Accounts Date or of the profits and losses of Target Group for the period concerned.

(C)	Since the Management Accounts Date:

(i)	no Target Group Company has disposed of any asset (including trading stock) or supplied any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any property whether tangible or intangible) in circumstances where the consideration actually received or receivable for such disposal or supply was less than the consideration which would be deemed to have been received for Tax purposes;

(ii)	no Target Group Company has assumed or incurred any liabilities (actual or contingent) or expenditure otherwise than in the ordinary and usual course of carrying on its business or entered into any transaction which is not in its ordinary and usual course of business;

(iii)	no business of any Target Group Company has been materially and adversely affected by the loss of any important contract or customer or source of supply or by any abnormal factor not affecting similar businesses to a like extent and the Seller is not aware of any facts which are likely to give rise to any such effects; and

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(iv)	no dividends, bonuses or distributions have been declared, paid or made by any Target Group Company.

3.4	Taxation

(A)	Each of the Target Group Companies has duly and punctually paid all Taxation which is due and which it has become liable to pay and is under no outstanding liability to pay any penalty, interest, surcharge or fine in connection with any Taxation and has complied in all respects with all legislation relating to Taxation applicable to such company.

(B)	None of the Group Companies is involved in any dispute in relation to Taxation. To the best of the knowledge of the Seller, there is no relevant Governmental Entity concerned which has investigated or indicated that it intends to investigate the Tax affairs of any Group Company.

3.5	Consequence of the acquisition

The entry into of this Agreement and the other Transaction Documents does not, and the performance and compliance with the terms of this Agreement and the other Transaction Documents will not:

(A)	cause any member of the Target Group to lose the benefit of any Authorizations in relation to the Target Group or relieve any person of any obligation to the Target Group (whether contractual or otherwise) or enable any person to determine any such obligation or any contractual right or benefit now enjoyed by the Target Group or to exercise any other material right whether under an agreement or otherwise in relation to the Target Group;

(B)	result in any present or future indebtedness of the any member of the Target Group becoming due or capable of being declared due and payable prior to its stated maturity;

(C)	give rise to or use to become exercisable any option or right of pre-emption including any right of pre-emption under a joint venture or related agreement to which any member of the Target Group is a party;

(D)	result in a breach of, or constitute a default under any order, judgment or decree of any regulatory authority by which any member of the Target Group or any assets of the Target Business is bound or subject;

(E)	result in a breach of, or constitute a default under the terms, conditions or provisions of any agreement, understanding, arrangement or the instrument including, but not limited to, any contracts of any member of the Target Group (which contracts include any joint venture or related agreements to which any member of the Target Group is a party);

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(F)	entitle a third party to terminate any agreement to which any member of the Target Group is a party and material to the Target Business.

4.	Assets

4.1	Title

(A)	All assets currently employed in the operation of the businesses of each Target Group Company (other than trading stock which is intended to be subsequently disposed of in the ordinary course of business or trading stock acquired subject to retention or reservation of title by the supplier or manufacturer thereof) and all material assets (save and except for the trading stock) used by the Target Group:

(i)	are legally and beneficially owned by the Target Group free from all Encumbrances; and

(ii)	are in the exclusive possession or under the exclusive control of the Target Group.

(B)	There are no material assets shared with any other entity other than any Target Group Company which are used in connection with the business of such Target Group Company.

4.2	General Commercial Matters

(A)	There are no loans, guarantees, pledges, mortgages, charges, liens, debentures or other Encumbrances given, made or incurred by or on behalf of any Target Group Company which may incur material liability to any Target Group Company, except for those incurred in its ordinary and usual course of business.

(B)	To the best of the knowledge of the Seller, none of the Target Group Companies is the subject of any official investigation or inquiry by any Governmental Entity.

4.3	Intellectual Property

All material Intellectual Property used in the respective business of the Target Group Companies:

(A)	is owned by each of the Target Group Companies as the sole legal and beneficial owner, free of any license or Encumbrance in favor of a third party, except as disclosed in the Disclosure Schedule; or

(B)	is used by the Target Group in accordance with the terms of a current license from the owner of that Intellectual Property, full details of which are set out in the Disclosure Schedule.

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4.4	Insurance

All the assets of the Target Group of an insurable nature have at all material times been and are insured in amounts to the full replacement value thereof against fire and other risks normally insured against by persons carrying on substantially the same classes of business as those carried on by the Target Group, and as required by Applicable Law.

4.5	Litigation

(A)	There are no actions, suits or proceedings (including arbitration proceedings) pending or threatened against or brought by any Target Group Company.

(B)	None of the Target Group Companies is subject to or, in default with respect to, any order, writ, injunction or decrees of any court, tribunal or Governmental Entity, domestic or foreign.

(C)	There is no unsatisfied judgment, court order or tribunal or arbitral award outstanding against any Target Group Company and no distress, execution or process has been levied on any part of their respective business or assets.

4.6	Employees

(A)	Each Target Group Company has complied with all obligations in all respects imposed on it by, and all orders and awards made under all Applicable Law relating to employment, employment practices, conditions of employment, equal employment opportunity, non-discrimination, entitlements, immigration, wages, hours, benefits, labor relations, collective bargaining, the payment of social security and similar Taxes and occupational safety and health.

(B)	To the best knowledge of the Seller, no Target Group Company is in breach of, or has taken any action which would constitute a breach of, any contract in respect of employment of any of the employees. To the best knowledge of the Seller, no employee is in breach of, or has taken any action which would constitute a breach of, any contract in respect of employment of any of the employees.

4.7	Environmental and Safety Laws

(A)	No Target Group Company is in violation in any material respect of any applicable statute, law or regulation relating to the environment or occupational health and safety (the “Environmental and Safety Laws”) and, to the best knowledge of the Seller, no material expenditures are or will be required in order for any Target Group Company to comply with any such existing Environmental and Safety Laws.

(B)	Each of the Target Group Companies has obtained all permits, licenses and other authorizations that are required under applicable Environmental and Safety Laws to conduct its business and has filed all reports, notices, assessments, plans, inventories, and applications required by Environmental and Safety Laws.

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Schedule 4

Purchaser’s Warranties given under Clause 9.11

1.	The Purchaser has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

2.	The execution and delivery, and the performance by the Purchaser of its obligations under this Agreement and the documents relating to the matters contemplated herein (including without limitation the Share Charge), will not:

(a)	result in a breach of any provision of the constitutional documents of the Purchaser;

(b)	result in a breach of, or constitute a default under, any instrument to which the Purchaser is a party or by which the Purchaser is bound and which is material in the context of the transaction contemplated by this Agreement;

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser is a party or by which the Purchaser is bound and which is material in the context of the transaction contemplated by this Agreement; or

(d)	require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with any Governmental Entity or other authority which has not been obtained or made at the date of this Agreement.

Schedule 5

Disclosure Schedule

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PROXY

COGO GROUP, INC.

ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of our Board of Directors

The undersigned hereby appoints Jeffrey Kang or Andy Liu as proxy to represent the undersigned at the annual meeting of shareholders to be held at 9th Floor, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, on November 18, 2013 at 10:00 a.m., Beijing time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Our board of directors recommends that you vote “FOR” each proposal.

1.	Election of five Directors

	FOR all nominees listed below (except as marked to the contrary below)	☐	Against all Nominees	☐

Dr. Q.Y. Ma, Dr. Nathan Xin Zhang, Dr. George Mao, Jeffrey Kang and Andy Liu

(INSTRUCTION: To vote against any individual nominee, print that nominee’s name on the line provided below.)

2.	Approval of the Sale and Purchase Agreement with Brilliant Group and the Transactions Contemplated thereby by Special Resolution.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	Approval of the Special Resolution that the Name of the Company be Changed from Cogo Group, Inc. To "Viewtran Group, Inc."

	FOR ☐	AGAINST ☐	ABSTAIN ☐

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4.	Ratification of the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2013.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

The ordinary shares represented by this proxy will be voted as directed, but if no direction is given, the ordinary shares will be voted FOR each of the four proposals set forth above.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, our board of directors knows of no other business to be presented at the meeting.

DATED:_______________________________________2013

Signature

Signature if held jointly

(Please date, sign as name appears at the left, and return promptly. If the shares are registered in the names of two or more persons, each person should sign. When signing as Corporate Officer, Partner, Executor, Administrator, Trustee or Guardian, please give full title. Please note any changes in your address alongside the address as it appears in the proxy.)

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